                                                                    Exhibit 99.7

RESTATED MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This restated Management's Discussion and Analysis of Operating Results and Financial Condition ("MD&A") should be read in conjunction with the restated interim consolidated financial statements of Kinross for the period ended September 30, 2004. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross' restated audited financial statements for the year ended December 31, 2003 included in the restated financial statements for the year ended December 31, 2004 filed with securities regulatory authorities in all provinces of Canada for additional details. The audited financial statements are available on the Company's website www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided annually as a note to the financial statements. All amounts expressed herein are in U.S. dollars unless otherwise stated. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2004, as well as our outlook.

As discussed herein, this MD&A has been amended at February 8, 2006 to give effect to the restatements as described in "Restatement" below and in "Restatement 1 - Correction of foreign currency translation impact on future tax liabilities" and "Restatement 2 - Goodwill and asset retirement obligations" in the notes to the restated consolidated financial statements for the three and nine months ended September 30, 2004. Apart from revisions resulting from the restatements, this MD&A does not reflect events subsequent to September 30, 2004.


OVERVIEW

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with: the acquisition of mining interests; exploration and development of mining interests; mining and processing of gold and silver; regulatory and environmental compliance and general and administrative functions. The prices of gold and silver are subject to a multitude of variables outside the Company's control. In order to minimize the impact of price movements, management continually strives to be an efficient, cost effective producer.

On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). This transaction is fully described in the December 31, 2003 financial statements, the accompanying notes and the annual MD&A. As a result, comparative numbers for the first nine months of 2003 include only the results of eight months of operations for the mines acquired in the combination. This transaction had a material impact on the Company's operations and its balance sheet rendering comparisons rather meaningless except in the discussion of the operations of each mine.

RESTATEMENT

Following comments from, and discussions with, regulatory authorities, Kinross has restated its consolidated financial statements for the year ended December 31, 2003 and interim consolidated financial statements in 2004 and the comparable periods in 2003, as described in Note 3 to the financial statements. Changes were made to the purchase price allocation, allocation of goodwill to reporting units and subsequent impairment testing of the assets and liabilities acquired in the TVX and Echo Bay transaction on January 31, 2003. In addition, the financial statements have been restated to correct an error related to the impact of foreign currency exchange rates on future tax liabilities resulting from the TVX and Echo Bay transaction. This restatement is described further in
Note 2.

The interim consolidated financial statements for 2004 have also been restated for changes to the accounting of hedging relationships. Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting.

DEVELOPMENTS IN 2004

ACQUISITION OF THE REMAINING 51% INTEREST IN RIO PARACATU MINERACAO FROM RIO TINTO PLC.

On November 9, 2004 the Company announced that it had signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineracao (RPM) gold mine in Brazil from Rio Tinto Plc. ("Rio Tinto"). As a result of this transaction the Company will now own 100% of the property and become the operator. The proposed consideration for Rio Tinto's 51% shareholding in RPM (and its immediate holding companies) is approximately US$260 million payable in cash on completion, with a working capital adjustment which will be determined after the completion based on the working capital position of RPM and its immediate holding companies, the subject of the sale, as at the date of completion. The Company intends to finance the proposed transaction with a combination of cash and debt. The sale is subject to Kinross and Rio Tinto reaching agreement in all terms and entering into a definitive agreement. The transaction is expected to be completed by the end of 2004.

CONSOLIDATION AND DECONSOLIDATION OF COMMON SHARES

On October 8, 2004 the Company announced that it would hold a special meeting of its shareholders on November 26, 2004 to approve an amendment to its articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis and the immediate deconsolidation (split) of such shares on a 1:100 basis. If approved, the consolidation is scheduled to take place on Sunday November 28, 2004 and the deconsolidation will follow on Monday November 29, 2004 at 12:01 am. As a result, shareholders holding less than 100 pre-consolidation shares will receive a cash payment equal to the weighted average trading price per share on the Toronto stock exchange for the five trading days prior to November 26, 2004. Shareholders holding 100 or more pre-consolidation shares will not be affected by the consolidation/deconsolidation other than to be asked to tender their old share certificates for a new share certificate bearing the new CUSIP number. The effect of this proposal is to provide a large number of shareholders who hold less than 100 shares with cash representing the value of their holdings without cost or commission and to eliminate the high cost being incurred by the Company to maintain these shareholdings.

CLOSURE OF GOLD HEDGE(1) PROGRAM

During the second quarter of 2004, the Company closed out the remainder of its gold hedge book at a cost of $9.6 million, a portion of which was deferred on the balance sheet. However, for accounting purposes, a loss of $4.4 million that had been deferred related to the close out was recognized in earnings in the third quarter. In addition, a deferred loss of $3.0 million will be recognized in earnings in the fourth quarter of 2004 and a deferred loss of $4.7 million will be recognized in the first half of 2005.

REPAYMENT OF INDUSTRIAL REVENUE BONDS

During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

CLOSURE OF NEW BRITANNIA

Due to poor economic performance, Kinross and its joint venture partner, High River Gold Mines Ltd., made the decision during the spring of 2004 to suspend all underground mine development work at New Britannia. Mining and milling of developed ore will continue until early in the fourth quarter of 2004. Exploration activities have defined a small accretive discovery, which is planned to be in production in the third quarter of 2005.



----------
(1) The use of the word "hedge" or "hedging" throughout the MD&A refers to an economic hedge, which is not necessarily a hedge from a financial statement perspective as defined in Accounting Guideline 13, "Hedging Relationships".

SUMMARY OF RESULTS FOR THE THIRD QUARTER AND NINE MONTHS OF 2004

==================================================================================================================================
                                                             Three months ended                       Nine months ended
                                                              September 30,                              September 30,
----------------------------------------------------------------------------------------------------------------------------------
                                                      2004         2003       Change        2004            2003      Change (a)
----------------------------------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces (b)             412,196       426,110       (3%)       1,229,300       1,213,875       1%
Revenue (millions)                               $    174.6     $   153.8       14%     $      487.6    $      428.6      14%
Net earnings (loss) (millions)                   $      5.5     $   (11.9)      nm      $       24.9    $      (64.9)     nm
Net earnings (loss) attributable to
   common shareholders (millions)                $      5.5     $     2.4      129%     $       24.9    $      (54.9)     nm
Basic and diluted earnings (loss) per share      $     0.02     $    0.01      100%     $       0.07    $      (0.18)     nm
----------------------------------------------------------------------------------------------------------------------------------

(a)  "nm" refers to not meaningful.
(b) Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the commodities for each comparative period. The resulting ratios are 62.2:1 and 62.1:1 for the third quarter and first nine months of 2004, respectively, and 72.8:1 and 74.6:1 for the third quarter and first nine months of 2003, respectively. The Company produced 1.3 and 3.1 million ounces of silver in the third quarter and first nine months of 2004, respectively, and 1.5 and 3.5 million ounces of silver in the third quarter and first nine months of 2003.

THIRD QUARTER 2004 VS. THIRD QUARTER 2003

o The Company's share of gold equivalent production for the third quarter of 2004 was 3% lower than the corresponding period of 2003 mainly as a result of lower production from Fort Knox, Porcupine and Kubaka.
o Revenues from gold and silver sales in the third quarter of 2004 increased 14% as compared to third quarter of 2003 due to higher realized gold prices in the third quarter of 2004. The Company sold 425,443 ounces of gold in the third quarter at an average realized price of $394 per ounce while the average spot gold price for the quarter was $401 per ounce. This compares to 405,561 ounces of gold sold in the third quarter of 2003 at an average realized price per ounce of gold of $363 per ounce with the average spot price for that period being $363 per ounce.
o Net earnings attributable to common shares for the quarter was $5.5 million or $0.02 per share compared to a net loss of $11.9 million (or net earnings attributable to common shares of $2.4 million after accounting for the convertible debenture) for the third quarter of 2003. The net earnings attributable to common shares for the third quarter of 2003 was restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement decreased net earnings for the third quarter of 2003 by $0.1 million to $2.4 million.
o Cost of sales increased by 14% despite lower production primarily due to the resumption of milling at Kubaka and increased fuel and consumable costs.
o Cash flow provided from operating activities for the quarter was $62.9 million in 2004 compared to $36.7 million in 2003. Cash flow provided from operating activities increased due to higher gold prices and a decrease in working capital requirements.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o For the first nine months of 2004 the Company's share of gold equivalent production increased slightly as compared to the corresponding period in 2003. The slight increase is primarily due to the inclusion of only eight months of operating information for 2003 for the mines acquired in the TVX and Echo Bay combinations, which was partially offset by lower production during the first half of 2004.
o Revenues from gold and silver sales in the first nine months of 2004 increased 14% primarily due to higher gold prices in the first nine months of 2004.
o The Company sold 1,191,306 ounces of gold in the first nine months of 2004 at an average realized price of $394 per ounce while the average spot gold price was $401 per ounce. This compares to 1,176,573 ounces of gold sold in the first nine months of 2003 at an average realized price per ounce of gold of $351 per ounce ($354 average spot price).
o Net earnings for the first nine months of 2004 were $24.9 million, or $0.07 per share, compared to a net loss of $64.9 million, (net loss attributable to common shares of $54.9 million, $0.18 per share) for the corresponding period in 2003. The net loss for the first quarter of 2003 was restated to reflect the adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset retirement obligations" ("Section 3110"). This restatement increased the net loss for the first nine months of 2003 by $1.2 million to $54.9 million.

o Costs of sales increased by 7% due to an increased number of ounces sold, the resumption of milling at Kubaka and higher fuel and consumable costs.
o Cash flow provided from operating activities for the first nine months of 2004 was $103.3 million in 2004 compared to $70.8 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales, partially offset by an increase in working capital requirements.
o Significant factors in the use of cash were capital development at Refugio, Fort Knox and the Pamour project at the Porcupine Joint Venture.

RESULTS OF OPERATIONS

SEGMENT EARNINGS (LOSS)

-----------------------------------------------------------------------------------------------------------------------------
in US$ millions                         Three months ended           Q3               Nine months ended           YTD
                                            September 30,        2004 vs 2003           September 30,        2004 vs 2003
                                        --------------------                         ------------------
                                          2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Segments
  Fort Knox                              $  6.5    $   2.9      $ 3.6         nm     $ 13.3    $   1.7     $ 11.6       682%
  Paracatu                                  1.7        0.4        1.3       325%        6.2        1.7        4.5       265%
  Round Mountain                            6.2        2.7        3.5       130%       18.1       10.7        7.4        69%
  Porcupine Joint Venture                   1.9        0.3        1.6       533%        5.7        0.1        5.6      5600%
  La Coipa                                 (1.1)      (0.6)      (0.5)      (83%)       0.7       (3.3)       4.0         nm
  Crixas                                    3.2        2.3        0.9        39%        9.4        5.7        3.7        65%
  Musselwhite                              (1.0)      (1.2)       0.2        17%       (3.0)      (5.6)       2.6        46%
  Kubaka (b)                               (1.3)       2.0       (3.3)        nm        5.0        6.8       (1.8)       26%
  Other operations (c)                      2.1      (12.5)      14.6         nm       (1.4)     (23.2)      21.8        94%
Corporate & other                         (13.7)      (8.7)      (5.0)      (57%)     (40.5)     (32.1)      (8.4)       26%
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                  $  4.5    $ (12.4)    $ 16.9         nm     $ 13.5    $ (37.5)    $ 51.0         nm
-----------------------------------------------------------------------------------------------------------------------------

(a) Segment earning (loss) for the nine months ended September 30, 2003 include only 8 months of operating and financial results for the mines acquired in the TVX/Echo Bay transaction.
(b) Segment earnings (loss) for 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003, and 100% thereafter).
(c) Other Operations include Kettle River, Refugio, Lupin and New Britannia. Segment earnings (loss) for 2003 included the Company's portion of financial results for Lupin and Kettle River at 100% and New Britannia at 50% since February 1, 2003.

OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - U.S.A.

-----------------------------------------------------------------------------------------------------------------------------
                                        Three months ended           Q3               Nine months ended          YTD
                                           September 30,        2004 vs 2003           September 30,         2004 vs 2003
                                       --------------------                         -------------------
                                          2004       2003      Change    Change %     2004       2003      Change    Change %
-----------------------------------------------------------------------------------------------------------------------------

Operating Statistics
Tonnes processed (000's)                3,349.2    3,653.3     (304.1)       (8%)   9,656.8   10,180.1     (523.3)       (5%)
Grade (grams/tonne)                        0.79       1.00      (0.21)      (21%)      0.81       1.07      (0.26)      (24%)
Recovery (%)                                89%        84%         5%         6%        86%        83%         3%         4%
Gold equivalent ounces produced          84,738     98,518    (13,780)      (14%)   239,725    291,157    (51,432)      (18%)

Financial Data (in US$ millions)
Revenues                               $   37.2   $   37.0   $    0.2         1%   $  100.2  $   105.0   $   (4.8)       (5%)
Cost of sales (a)                          22.4       24.4       (2.0)       (8%)      64.2       72.2       (8.0)      (11%)
Accretion                                   0.3        0.4       (0.1)      (25%)       1.0        1.0         --         0%
Depreciation, depletion & amortization      7.8        8.6       (0.8)       (9%)      21.4       28.4       (7.0)      (25%)
-----------------------------------------------------------------------------------------------------------------------------
                                            6.7        3.6        3.1        86%       13.6        3.4       10.2       300%
Exploration                                 0.2        0.7       (0.5)      (71%)       0.3        1.7       (1.4)      (82%)
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                       $    6.5   $    2.9   $    3.6       124%   $   13.3  $     1.7   $   11.6       682%
-----------------------------------------------------------------------------------------------------------------------------

(a) Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was lower by approximately 14% reflecting a reduction in mill feed, lower grades and less high-grade True North material being processed as compared to the third quarter of 2003.
o Revenues were up by 1% despite producing and selling fewer ounces, as a result of stronger gold prices.
o Cost of sales decreased by 8% due to fewer tonnes being processed and fewer ounces sold. This was partially offset by increases in fuel and power costs. New larger capacity mining equipment has been added to the fleet in the third quarter, which will help to reduce costs on a per ounce basis.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production was lower by approximately 18% reflecting low mill feed grades due to the mining sequence at Fort Knox and the deferral of True North mining to the second half of 2004.
o Suspension of mining of the True North deposit was to allow the True North mining fleet to be utilized in completing the next phase of the tailings dam lift at Fort Knox instead of relying on more expensive third party contractors. This is expected to result in decreased production for the full year 2004 compared to 2003.
o Gold equivalent production of 239,725 ounces was higher than planned production of 223,800 ounces for the first nine months of 2004.
o The decrease in cost of sales reflects the lower ounces produced and sold as discussed above, however this is partially offset by increases in fuel and power costs and other consumables and late delivery of new mining equipment.
o Cost of sales, on a per ounce basis, are expected to decrease quarter over quarter as waste mining efforts shift to the Fort Knox mine expansion program. This major pit expansion will take place over the next several years, releasing approximately 1 million ounces of gold.
o Exploration conducted in 2003 and additional results from the Fort Knox in-pit work confirmed sufficient continuity of the mineralized zones to justify a major pit wall layback at an assumed gold price of $325 per ounce. This major layback is comprised of a three year, approximately $60.0 million capital expenditure program mostly in the form of waste removal to liberate ore to prolong the economic life of the Fort Knox mine.
o The current capital expenditures estimate for full year 2004 is expected to approximate $59 million. In the first nine months of 2004 $38.2 million was spent - $15.6 million for mine development, $6.2 million on the tailings dam with the balance spent on new equipment and equipment rebuilds.

The Company's forecast for 2004 is gold production of approximately 342,000 ounces.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - U.S.A.

-----------------------------------------------------------------------------------------------------------------------------
                                      Three months ended            Q3            Nine months ended            YTD
                                         September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Statistics
Tonnes processed (000's) (b)           16,166.5    3,972.5   12,194.0       307%   50,909.0   14,723.6   36,185.4       246%
Grade (grams/tonne)                        0.64       0.51       0.13        25%       0.65       0.62       0.03         5%
Recovery (%)                                66%        66%         0%         0%        66%        66%         0%         0%
Gold equivalent ounces produced         107,599     97,468     10,131        10%    302,137    277,838     24,299         9%

Financial Data (in US$ millions)
Revenues                              $    47.9   $   34.5  $    13.4        39%  $   121.5  $    97.8  $    23.7        24%
Cost of sales (c)                          25.9       19.5        6.4        33%       64.5       53.1       11.4        21%
Accretion                                   0.5        0.5          -         0%        1.4        1.2        0.2        17%
Depreciation, depletion & amortization     14.9       11.2        3.7        33%       37.0       31.4        5.6        18%
-----------------------------------------------------------------------------------------------------------------------------
                                            6.6        3.3        3.3       100%       18.6       12.1        6.5        54%
Exploration                                 0.3        0.6       (0.3)      (50%)       0.5        1.4       (0.9)      (64%)
Other                                       0.1         --        0.1         nm         --         --         --         0%
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                      $     6.2   $    2.7  $     3.5       130%  $    18.1  $    10.7  $     7.4        69%
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through September only.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was higher by 10% due to acceleration in the placement of ore on the dedicated leach pads to offset crushing and milling limitations in the latter part of 2003 and to stockpile higher grade ore. The milling and crushing limitations resulted from a failure of an electrical transformer in the last half of 2003, which has been repaired.
o Revenues were up by 39% due to increased number of ounces sold and higher realized gold prices.
o Costs of sales increased by 33% due to increased ounces sold, but also due to increases in fuel costs and surcharges, power costs and milling supplies.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production for the first nine months of 2004 was 9% higher reflecting acceleration in placement of ore on the dedicated leach pads to offset crushing and milling limitations in the latter part of 2003 and to stockpile higher grade ore. The milling and crushing limitations resulted from a failure of an electrical transformer in the last half of 2003, which has been repaired.
o Gold equivalent production was 10% higher than the planned production of 275,300 ounces for the first nine months of 2004.
o Revenues were up by 24% due to increased number of ounces sold and higher realized gold prices.
o The increase in cost of sales reflects the increased production and sales along with increases in fuel costs, power costs, supplies and marginal increases in payroll and benefits.
o Capital expenditures during the first nine months were $6.7 million with total year planned expenditures of $11.6 million (the Company's share). Capital expenditures during the first nine months of 2004 were incurred primarily on leach pad expansions and capitalized exploration on the Gold Hill deposit.

The Company's forecast for 2004 is gold production of approximately 393,000 ounces.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA

-----------------------------------------------------------------------------------------------------------------------------
                                       Three months ended            Q3              Nine months ended          YTD
                                          September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004       2003      Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Statistics
Tonnes processed (000's) (a)            1,019.0    1,063.8      (44.8)       (4%)   2,999.0    3,112.0     (113.0)       (4%)
Grade (grams/tonne)                        3.04       3.70      (0.66)      (18%)      3.45       3.65      (0.20)       (5%)
Recovery (%)                                93%        93%         0%         0%        92%        93%        (1%)       (1%)
Gold equivalent ounces produced          45,079     57,779    (12,700)      (22%)   150,171    165,323    (15,152)       (9%)

Financial Data (in US$ millions)
Revenues                               $   19.1   $   22.5   $   (3.4)      (15%)  $   59.4   $   61.0    $  (1.6)       (3%)
Cost of sales (b)                          10.8       12.7       (1.9)      (15%)      34.1       37.9       (3.8)      (10%)
Accretion                                   0.2        0.1        0.1       100%        0.5        0.4        0.1        25%
Depreciation, depletion & amortization      5.3        7.8       (2.5)      (32%)      16.4       18.3       (1.9)      (10%)
-----------------------------------------------------------------------------------------------------------------------------
                                            2.8        1.9        0.9        47%        8.4        4.4        4.0        91%
Exploration                                 0.7        0.5        0.2        40%        2.5        1.8        0.7        39%
Other                                       0.2        1.1       (0.9)      (82%)       0.2        2.5       (2.3)      (92%)
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                       $    1.9   $    0.3   $    1.6       533%   $    5.7   $    0.1    $   5.6      5600%
-----------------------------------------------------------------------------------------------------------------------------

(a)  Tonnes processed represent 100% of mine production.
(b)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company formed this joint venture on July 1, 2002 with a wholly owned subsidiary of Placer Dome Inc. by combining each company's gold mining operations in the Porcupine district of Timmins, Ontario.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was 22% lower due to closure of the Dome underground mining operations at the end of May. The Dome underground mine was the longest operating mine in North America having been in operation for 94 years. Revenues were down by 15% due to the lower production and ounces sold, partially offset by higher realized gold prices than the third quarter of 2003.
o Cost of sales was down due to fewer ounces being sold, partially offset by the impact of a stronger Canadian dollar in the third quarter of 2004 compared with the third quarter of 2003.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production was lower by 9% reflecting the closure of the Dome underground mining operations at the end of May offset by higher underground grades from Hoyle Pond being processed. The Hoyle Pond underground and Dome open pit mines are still in operation. Revenues were down by 3% as a result of the lower production and sales, partially offset by an increase in realized gold prices versus the first nine months in 2003.
o Costs of sales decreased as fewer ounces were sold, however costs were negatively impacted by rising fuel and energy prices, as well as the impact of processing higher underground grades.
o The Company and its partner planned an aggressive spending program for 2004 centred on expanding reserves through the development of the Pamour project and Hoyle Pond development. Capital expenditures during the first nine months were $14.6 million with total year planned expenditures of $28.7 million (the Company's share). Capital expenditures during the first nine months of 2004 were lower due to deferral of the Pamour project, deferral of capital for the winze (an underground tunnel to provide connection between levels of the mine) at Hoyle Pond and deferral of the Hoyle Pond crown pillar project.

The Company's forecast for 2004 is gold production of approximately 197,000 ounces.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA

-----------------------------------------------------------------------------------------------------------------------------
                                      Three months ended            Q3            Nine months ended            YTD
                                         September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Statistics
Tonnes processed (000's) (b)              115.0      227.8     (112.8)      (50%)     549.0      661.8     (112.8)      (17%)
Grade (grams/tonne)                        4.62       6.14      (1.52)      (25%)      4.93       6.47      (1.54)      (24%)
Recovery (%)                                97%        96%         1%         1%        97%        97%         0%         0%
Gold equivalent ounces produced          16,603     43,144    (26,541)      (62%)    84,983    120,770    (35,787)      (30%)

Financial Data (in US$ millions)
Revenues                                $   9.7    $  15.6   $   (5.9)      (38%)   $  38.2   $   43.3   $   (5.1)      (12%)
Cost of sales (c)                           7.7        8.4       (0.7)       (8%)      25.4       22.2        3.2        14%
Accretion                                   0.1        0.1         --         0%        0.3         --        0.3         nm
Depreciation, depletion & amortization      1.4        4.7       (3.3)      (70%)       5.2       12.9       (7.7)      (60%)
-----------------------------------------------------------------------------------------------------------------------------
                                            0.5        2.4       (1.9)      (79%)       7.3        8.2       (0.9)      (11%)
Exploration                                  --        0.3       (0.3)     (100%)       0.1        0.9       (0.8)      (89%)
Other                                       1.8        0.1        1.7      1700%        2.2        0.5        1.7       340%
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings (loss)                 $  (1.3)   $   2.0   $   (3.3)        nm    $   5.0   $    6.8   $   (1.8)      (26%)
-----------------------------------------------------------------------------------------------------------------------------

(a)  54.7% ownership interest to February 28, 2003, 98.1% thereafter.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

On February 28, 2003, the Company completed a step-up transaction increasing its interest by 43.44% in the Kubaka open pit mine located in the Magadan Oblast in far eastern Russia to bring its ownership interest to 98.1%. Therefore, the comparative results include the Company's share of 54.7% for the first two months of 2003 and its share of 98.1% thereafter.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was 62% lower due to the processing of relatively lower grade stockpiles and an eight-week scheduled shutdown of the mill in the third quarter of 2004. The shutdown of the mill was to allow for more efficient operations of the mill in the fourth quarter of 2004 and to eliminate overtime-related labor costs associated with vacations.
o Despite a 62% drop in production cost of sales decreased by only 8% reflecting higher fuel costs, equipment supplies and mill consumables along with costs related to the shutdown and subsequent restarting of the mill. These increased costs were partially offset by reduced selling costs and property taxes.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production was 30% lower reflecting the processing of relatively lower grade stockpiles and the planned eight-week mill shutdown in the third quarter of 2004.
o Gold equivalent production was 19% higher than the planned production of 71,400 ounces for the first nine months of 2004 as a result of higher tonnage than planned due to processing of stockpiles.
o The increase in cost of sales despite lower production reflects the processing of lower grade material as well as the impact of higher fuel costs, increased transportation and equipment costs, care and maintenance costs during the shutdown, and the costs associated with the subsequent restarting of the mill. These cost increases were partially offset by reduced selling costs and property taxes.
o The all season road connecting the Birkachan deposit to the Kubaka processing facility will be completed early in the fourth quarter of 2004. Upon completion, ore from the Birkachan mine will start to be transported to the Kubaka mill.
o In the first nine months of 2004, the Company spent $13.7 million primarily on pre-strip and construction at Birkachan, new mechanical equipment (haul truck, loader and drill rig) and the tailings expansion project.

The Company's forecast for 2004 is equivalent gold production of approximately 128,000 ounces.


PARACATU (ALSO KNOWN AS BRASILIA - 49% OWNERSHIP, RIO TINTO 51%, OPERATOR) - BRAZIL

-----------------------------------------------------------------------------------------------------------------------------
                                       Three months ended           Q3            Nine months ended            YTD
                                         September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Statistics
Tonnes processed (000's) (b)            4,409.1    4,654.6     (245.5)       (5%)  13,179.1   12,251.5      927.6         8%
Grade (grams/tonne)                        0.44       0.43       0.01         2%       0.45       0.40       0.05        13%
Recovery (%)                                78%        75%         3%         4%        76%        77%        (1%)       (1%)
Gold equivalent ounces produced          23,374     23,577       (203)       (1%)    69,810     66,242      3,568         5%

Financial Data (in US$ millions)
Revenues                               $    9.3   $    8.7    $   0.6         7%  $    28.4  $    23.3     $  5.1        22%
Cost of sales (c)                           5.1        5.0        0.1         2%       14.7       13.2        1.5        11%
Accretion                                   0.1        0.2       (0.1)      (50%)       0.4        0.4         --         0%
Depreciation, depletion & amortization      2.4        2.5       (0.1)       (4%)       7.1        7.1         --         0%
-----------------------------------------------------------------------------------------------------------------------------
                                            1.7        1.0        0.7        70%        6.2        2.6        3.6       138%
Exploration                                  --       (0.3)       0.3       100%         --         --         --         0%
Other                                        --        0.9       (0.9)     (100%)        --        0.9       (0.9)     (100%)
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                       $    1.7   $    0.4    $   1.3       325%  $     6.2  $     1.7     $  4.5       265%
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through September only.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was essentially the same in the third quarter of 2004 as the respective period in 2003. Increased grade and recovery rate was offset by fewer tonnes processed. Revenues, however, increased by 7% as a result of realizing approximately 6% higher gold prices per ounce.
o    Cost of sales were similar quarter-over-quarter, increasing by only 2%.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production was 5% higher than the first nine months of 2003 as a result of increased mill throughput and higher-grade ore. Increased ounces sold and higher realized gold prices lead to a 22% increase in revenues.
o Cost of sales increased 11% as a result of increased number of ounces sold, and increased energy and consumable costs.
o The Company planned capital expenditures of $13.1 million in 2004 mainly to expand the semi-autogenous grinding ("SAG") mill. In the first nine months of 2004, only $3.1 million was spent due to the delay in completion of the SAG mill feasibility study.

The  Company's  forecast for 2004 is gold  production  of  approximately  88,000 ounces.

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE

-----------------------------------------------------------------------------------------------------------------------------
                                      Three months ended            Q3             Nine months ended           YTD
                                         September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Statistics
Tonnes processed (000's) (b)            1,712.0    1,626.0       86.0         5%    4,901.0    4,212.0      689.0        16%
Grade (grams/tonne)                        0.76       1.15      (0.39)      (34%)      1.00       1.00         --         0%
Recovery (%)                                80%        83%        (3%)       (4%)       82%        84%        (2%)       (2%)
Gold equivalent ounces produced          35,129     42,890     (7,761)      (18%)   108,132     99,667      8,465         8%

Financial Data (in US$ millions)
Revenues                               $   14.2   $   11.2    $   3.0        27%   $   44.1   $   33.4     $ 10.7        32%
Cost of sales (c)                          11.2        7.8        3.4        44%       29.7       25.5        4.2        16%
Accretion                                   0.1        0.1         --         0%        0.2        0.2         --         0%
Depreciation, depletion & amortization      3.6        3.6         --         0%       12.9       10.2        2.7        26%
-----------------------------------------------------------------------------------------------------------------------------
                                           (0.7)      (0.3)      (0.4)     (133%)       1.3       (2.5)       3.8         nm
Exploration                                 0.1        0.3       (0.2)      (67%)       0.2        0.8       (0.6)      (75%)
Other                                       0.3         --        0.3         nm        0.4         --        0.4         nm
-----------------------------------------------------------------------------------------------------------------------------
Segment (loss) earnings                $   (1.1)  $   (0.6)   $  (0.5)      (83%)  $    0.7   $   (3.3)    $  4.0         nm
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through September only.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was 18% lower as a result of lower grades and recovery, partially offset by increased throughput when compared to the same period in 2003. However, revenues were up by 27% due to higher realized gold prices and an increased number of ounces sold during the quarter due to timing differences between the production and eventual sale of ounces.
o Cost of sales was up by 44% due to an increase in the number of ounces sold, an increase in tonnes processed, and higher fuel and consumable costs.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production was higher by approximately 8% mainly due to changes in the mine plan. The increase in ounces produced and sold, along with higher realized gold prices lead to a 32% increase in revenue.
o Gold equivalent production was 55% better than planned production of 69,800 ounces for the first nine months of 2004.
o Cost of sales went up by 16% due to increased in-pit mining of waste rock along with increases in energy and consumable costs. Costs, on a per ounce basis, will increase throughout the year with the mining of more in-pit waste rock than in 2003.

The Company's forecast for 2004 is gold production of approximately 144,000 ounces.

CRIXAS (50% OWNERSHIP, ANGLO GOLD 50%, OPERATOR) - BRAZIL

-----------------------------------------------------------------------------------------------------------------------------
                                       Three months ended            Q3             Nine months ended            YTD
                                          September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Statistics
Tonnes processed (000's) (b)              190.8      190.9       (0.1)       (0%)     559.1      502.6       56.5        11%
Grade (grams/tonne)                        8.17       8.27      (0.10)       (1%)      8.15       8.30      (0.15)       (2%)
Recovery (%)                                95%        96%        (1%)       (1%)       95%        96%        (1%)       (1%)
Gold equivalent ounces produced          23,858     24,216       (358)       (1%)    69,809     63,923      5,886         9%

Financial Data (in US$ millions)
Revenues                                $   9.9    $   8.0     $  1.9        24%    $  28.1    $  22.3     $  5.8        26%
Cost of sales (c)                           3.2        2.1        1.1        52%        8.9        7.2        1.7        24%
Accretion                                   0.1        0.1          -         0%        0.1        0.1         --         0%
Depreciation, depletion & amortization      3.3        3.4       (0.1)       (3%)       9.5        9.0        0.5         6%
-----------------------------------------------------------------------------------------------------------------------------
                                            3.3        2.4        0.9        38%        9.6        6.0        3.6        60%
Exploration                                 0.1        0.1         --         0%        0.2        0.3       (0.1)      (33%)
-----------------------------------------------------------------------------------------------------------------------------
Segment earnings                        $   3.2    $   2.3     $  0.9        39%    $   9.4    $   5.7     $  3.7        65%
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through September only.
(b)  Tonnes processed represent 100% of mine production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Crixas underground mine, located in the state of Goias, Brazil, upon completion of the combination with TVX on January 31, 2003.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was essentially unchanged, however the number of ounces sold increased by 9%. The increased number of ounces sold, along with a higher realized gold price lead to a 24% increase in revenues.
o Costs of sales increased by 52% due to the increased number of ounces sold and higher fuel and consumable costs. However costs were largely in line with the plan in spite of the slightly lower gold production.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production was higher by 9% mainly due to changes in the mine plan. The impact of processing more tonnes was partially offset by marginally lower grade and recovery rates. Gold equivalent ounces sold increased by 10%. Revenues were up by 26% due to higher realized gold prices and the increase to the number of ounces sold.
o Gold equivalent production was essentially on plan with lower throughput and grade being partially offset by higher recovery.
o Cost of sales increased by 24% due to the increased number of ounces sold along with lower grades and recovery rates. Although costs, on a per ounce basis, were higher than the comparative period, they were on plan for the first nine months of 2004.

The  Company's  forecast for 2004 is gold  production  of  approximately  90,000 ounces.

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA

-----------------------------------------------------------------------------------------------------------------------------
                                        Three months ended            Q3             Nine months ended           YTD
                                           September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                     ----------------------                      ----------------------
                                        2004       2003      Change    Change %     2004     2003 (a)    Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Operating Statistics
Tonnes processed (000's) (b)              372.8      339.4       33.4        10%    1,100.7      873.2      227.5        26%
Grade (grams/tonne)                        5.17       5.40      (0.23)       (4%)      5.20       5.40      (0.20)       (4%)
Recovery (%)                                96%        95%         1%         1%        96%        96%         0%         0%
Gold equivalent ounce produced           19,022     18,593        429         2%     56,171     46,157     10,014        22%

Financial Data (in US$ millions)
Revenues                                $   8.0    $   7.6     $  0.4         5%   $   24.0    $  16.0    $   8.0        50%
Cost of sales (c)                           5.6        4.8        0.8        17%       16.2       11.8        4.4        37%
Accretion                                    --        0.1       (0.1)     (100%)       0.1        0.1         --         0%
DD&A                                        2.9        3.2       (0.3)       (9%)       9.1        7.9        1.2        15%
-----------------------------------------------------------------------------------------------------------------------------
                                           (0.5)      (0.5)        --         0%       (1.4)      (3.8)       2.4        63%
Exploration                                 0.5        0.5         --         0%        1.6        1.6         --         0%
Other                                        --        0.2       (0.2)     (100%)        --        0.2       (0.2)     (100%)
-----------------------------------------------------------------------------------------------------------------------------
Segment loss                            $  (1.0)   $  (1.2)    $  0.2        17%   $   (3.0)   $  (5.6)   $   2.6        46%
-----------------------------------------------------------------------------------------------------------------------------

(a)  2003 results are for the period February through September only.
(b)  Tonnes  processed  represent  100% of mine  production.
(c)  Cost of sales excludes accretion, depreciation, depletion and amortization.

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003.

THIRD QUARTER OF 2004 VS. THIRD QUARTER OF 2003

o Gold equivalent production was marginally higher due to improved mill throughput, which more than offset lower grades. Higher realized gold prices more than offset a 3% drop in the number of ounces sold, leading to a 5% increase in revenues.
o Cost of sales was up largely due to the strengthening Canadian dollar against the U.S. dollar in the third quarter of 2004 versus the comparable period in 2003. Despite being higher than the prior year, costs for the quarter were on target with the plan.

FIRST NINE MONTHS OF 2004 VS. FIRST NINE MONTHS OF 2003

o Gold equivalent production was higher by approximately 22% mainly due to improved mill throughput offsetting lower grades. Revenues were up by 50% due to a 24% increase in the number of ounces sold and an increase in the realized gold price per ounce.
o The increase in cost of sales was mainly due to higher mill throughput, increased fuel costs and a stronger Canadian dollar.

The  Company's  forecast for 2004 is gold  production  of  approximately  75,000 ounces.

OTHER OPERATING SEGMENTS

Kettle River (100% ownership and operator) - U.S.A.

Kinross acquired Kettle River, located in the state of Washington, U.S.A., upon completion of the combination with Echo Bay on January 31, 2003. At the time of acquisition the mine was shutdown. The Company recommenced operations in late December 2003.

o Gold equivalent production was lower than the plan for the third quarter and first nine months of 2004 by 9% and 11%, respectively, due to lower throughput at the mill and lower grade ore, partially offset by better than plan recovery rates.
o Cost of sales for both the third quarter and the first nine months of 2004 were higher than plan due to increased fuel and consumable costs.

The  Company's  forecast for 2004 is gold  production  of  approximately  97,300 ounces.

New Britannia (50% ownership and operator) - Canada

The Company operates and owns a 50% interest in the New Britannia mine, located in northern Manitoba, Canada, acquired in the combination with TVX on January 31, 2003.

o Gold equivalent production was lower for the third quarter and first nine months of 2004, respectively, due to the suspension of all development activities in the first quarter of 2004.
o Cost of sales for the third quarter and first nine months of 2004 versus the comparable periods in 2003 were lower due to a reduction in spending as a result of the preparation for closure activities.
o Exploration activities have defined a small accretive discovery, which will be in production in the third quarter of 2005.

Lupin (100% ownership and operator) - Canada

The Company's Lupin mine, an underground mine located in Nunavut territory, Canada, was acquired in the combination with Echo Bay on January 31, 2003. In August 2003, the Company announced the suspension of operations at Lupin due to the poor economic performance of the operation over a protracted period of time. The plant and equipment was placed on care and maintenance pending a review of alternatives for the mine. This review concluded that the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore was appropriate. Accordingly, the mine recommenced production on March 3, 2004.

o Gold equivalent production for the third quarter 2004 was higher reflecting a full quarter of production as compared to only approximately six weeks production as the Company announced the immediate suspension of operations in August 2003.
o Gold equivalent production for the first nine months of 2004 as compared to the first nine months of 2003 decreased by 16%, reflecting only six months of operations versus eight months of operation in 2003.
o Cost of sales for the third quarter and first nine months of 2004 as compared to the similar periods in 2003 were lower due to the reduction in spending as a result of the suspension of development activities and aggressive cost control measures.

The  Company's  forecast for 2004 is gold  production  of  approximately  69,500 ounces.

Refugio (50% ownership and operator) - Chile

In 2003, the Company and its joint venture partner, Bema Gold Corporation, announced plans to recommence production at the Refugio mine in late 2004. Capital expenditures associated with the recommencement of operations are now expected to be approximately $58 million as result of construction delays and increased steel and labor costs. The delays are due to poor performance of subcontractors, delays in shipping of equipment and inclement weather. During the third quarter of 2004, activities continued to be focused on engineering, procurement, design and construction of the expanded processing plant. The Refugio mine will be capable of producing approximately 115,000 to 130,000 ounces of gold equivalent per annum to the Company's share.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $45.5 million and $127.2 million in the third quarter and first nine months of 2004, respectively, compared with $46.0 million and $124.0 million in the respective periods in 2003. The increase in the first nine months of 2004 is largely due to the inclusion of only eight months of results from the operations acquired from TVX and Echo Bay in 2003.

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenses incurred during the third quarter of 2004 and first nine months of 2004 were $5.7 million and $14.6 million, respectively, compared to $5.4 million and $18.7 million in each of the same periods of 2003, respectively. Exploration and business development activities were lower than planned as certain projects were delayed. Costs pertaining to these activities will increase during the remaining quarter to compensate for the lower than planned first quarter spending.

The Company plans to spend a minimum of $20.0 million on its exploration program in order to replace and increase reserves at existing mines and increase reserves at development projects.

The ROUND MOUNTAIN pit expansion drill program is now 85% complete. To the end of the third quarter, 139 holes totaling over 100,000 feet of reverse circulation and core drilling has been completed testing the two million ounce inferred resource halo that surrounds the current ultimate pit. Five target areas have been tested including the Phase D (West Wall), South Feeder, Pit Bottom, Kelsey Canyon and Fairview area. Results have generally been positive with thick intercepts of strong mineralization reported in the west pit wall area. This phase of the drilling program will be completed in October and results will be incorporated into the end of year reserve and resource assessment.

At FORT KNOX drilling continued to provide very encouraging results. In-pit drilling completed in the summer included seven holes in the vicinity of the high-grade zones previously outlined in hole FFC04-716 as disclosed. The new drilling defined a previously unknown mineralized structure. Around the southern and western edges of the pit, holes have encountered new mineralization and drilling will continue in the fourth quarter.

At the GURUPI project, six drills continued to operate in the third quarter. Work focused on completing the in-fill drilling on the Cipoeiro and Chega Tudo deposits and testing exploration targets elsewhere on the property. AMEC has been commissioned to complete a feasibility study on the project, scheduled for completion by the end of the first quarter of 2005.

Exploration activity continued at Kinross funded Joint Ventures. HOYLE POND continued to deliver encouraging results from both the A vein discovery and UM target areas and drilling of the PAMOUR Saddle Zone returned wide ore grade hits.

Elsewhere, exploration campaigns at MUSSELWHITE, CRIXAS and LA COIPA continued to show promise.

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expenses in the third quarter and first nine months of 2004 were $6.6 million and $22.0 million, respectively, compared to $4.7 million and $16.5 million in each of the same periods of 2003, respectively. During the first quarter of 2004 the Company adopted CICA Handbook
Section 3870 "Stock-based compensation and other stock-based payments" which resulted in an increase in general and administrative expenses.

The general and administrative expenses for the third quarter of 2004 are higher primarily due to stock based compensation expense of $0.3 million, restricted stock units expense of $0.1 million, and increases in legal costs, payroll and benefit costs and insurance.

During the first nine months of 2004, the Company recorded stock-based compensation expense of $1.3 million relating to stock options and restricted stock units previously granted over the respective vesting periods. The increases for 2004 are also due to increases in payroll and benefit costs, insurance, legal costs and shareholder communication costs.

OTHER INCOME (EXPENSE) - NET

-----------------------------------------------------------------------------------------------------------------------------
in US$ millions                         Three months ended            Q3             Nine months ended           YTD
                                           September 30,         2004 vs 2003          September 30,         2004 vs 2003
                                       ----------------------                      ----------------------
                                          2004       2003      Change    Change %     2004       2003      Change    Change %
-----------------------------------------------------------------------------------------------------------------------------
Interest and other income                 $ 1.6      $ 2.3     $ (0.7)      (30%)     $ 5.3     $  5.1      $ 0.2         4%
Non-hedge derivative (loss) gain           (0.1)      (0.9)       0.8        89%        3.2        0.3        2.9       967%
Loss on redemption of convertible
   debentures                                --       (1.1)       1.1       100%         --       (1.1)       1.1       100%
Interest expense on long-term liabilities  (0.8)      (0.6)      (0.2)      (33%)      (1.9)      (3.1)       1.2        39%
Foreign exchange gain (loss)               (7.6)       3.6      (11.2)        nm       (2.6)     (21.1)      18.5        88%
-----------------------------------------------------------------------------------------------------------------------------
Total other income (expense)              $(6.9)     $ 3.3     $(10.2)        nm      $ 4.0     $(19.9)     $23.9         nm
==============================================================================================================================

Interest expense

Interest expense totaled $0.8 million and $1.9 million during the third quarter and first nine months of 2004, respectively, compared to $0.6 million and $3.1 million for the comparative periods in 2003. Interest expense in the first nine months of 2004 is comprised primarily of interest on the remaining Kubaka project loans, and the Fort Knox and Refugio capital leases. Interest expense is expected to remain low for the remainder of 2004, as the Company has repaid the Industrial Revenue Bonds in the first quarter of 2004 and the only plan to increase current debt levels is through the addition of $16.0 million of capital leases in 2004 for the Refugio mining fleet of which $5.5 million was added during the third quarter of 2004.

Non-hedge derivative gain (loss)

Premiums received at the inception of written call options are recorded as a liability and changes in the fair value of the liability are recognized in the current period. During the first nine months of 2004 the Company recorded a decrease to the liability on call options sold of $3.2 million compared to a decrease of $0.3 million in 2003.

Foreign exchange gain (loss)

During the third quarter and first nine months of 2004 the Company recorded a net loss on foreign currency translation and transactions of $7.6 million and a net loss of $2.6 million, respectively, compared to a net gain of $3.6 million and a net loss of $21.1 million in the respective periods in 2003.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the period. Exchange gains and losses are included in income.

The foreign exchange risks facing the Company and the impact of changes in the currencies in which the Company conducts its operations in relation to the U.S. dollar are discussed in the "Risk Analysis" section of the MD&A for the year ended December 31, 2003.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax.

BALANCE SHEET

Key items and statistics are highlighted below (in millions of U.S. dollars):

------------------------------------------------------------------
                                                 As at:
                                   -------------------------------
                                    September 30,     December 31,
                                        2004              2003
------------------------------------------------------------------

Unrestricted cash & equivalents   $    208.6           $    245.8
Current assets                    $    367.9           $    402.3
Total assets                      $  1,765.2           $  1,794.5
Current liabilities               $    107.7           $    150.5
Total debt (a)                    $     25.0           $     45.7
Total liabilities (b)             $    378.3           $    438.0
Shareholders' equity              $  1,386.9           $  1,356.5
                                  -------------------------------
Statistics
   Working capital                $    260.1           $    251.8
   Working capital ratio (c)           3.41x                2.67x
-----------------------------------------------------------------

(a) Includes long-term debt plus the current portion thereof and preferred shares.
(b)  Includes preferred shares and non-controlling interest.
(c)  Current assets divided by current liabilities.

During 2003, the Company completed a number of material transactions that significantly improved its balance sheet. These events are fully described in the year ended December 31, 2003 MD&A. During the first nine months of 2004, unrestricted cash and equivalents decreased by $37.2 million. The changes in cash are fully described in the liquidity section that follows.

LIQUIDITY AND CAPITAL RESOURCES

The Company is highly liquid. During the first half of 2004, the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

Cash flow provided from operating activities for the quarter was $62.9 million in 2004, compared to $36.7 million in 2003. Cash flow provided from operating activities increased due to higher production and gold sales, a higher realized gold price and decreased working capital requirements.

Cash flow provided from operating activities for the first nine months of 2004 was $103.3 million, compared to $70.8 million in 2003. Cash flow provided from operating activities increased due to a higher gold price and increased gold sales and decreased due to an increase in working capital requirements.

Significant factors in the use of cash were capital development at Refugio, Fort Knox and the Pamour project at the Porcupine Joint Venture.

CAPITAL ADDITIONS

The Company now plans to spend $167.9 million on additions to property, plant and equipment as fully described in the December 31, 2003 MD&A. This is a significant increase over the $73.4 million spent in 2003. Management believes that, with the price of gold in the $400 range, it is the correct time to upgrade and expand its mining operations. The following table outlines the capital additions in 2004 by operation:


-----------------------------------------------------------
                            Year to date      Full year
                               actual          forecast
-----------------------------------------------------------


Fort Knox                  $   38.2           $   58.7
Round Mountain                  6.7                7.3
Porcupine                      14.6               25.5
Kubaka                         13.7               14.0
Paracatu                        3.1                4.0
La Coipa                        0.6                0.7
Crixas                          2.7                3.7
Musselwhite                     2.6                3.8
Refugio                        22.7               45.0
Other                           2.1                5.2
                            --------------------------
Total                      $  107.0           $  167.9
                           ===========================


LIQUIDITY OUTLOOK

As at September 30, 2004 the following are the major uses of cash for the remainder of 2004 outside of operating activities and the proposed acquisition of Paracatu in Note 13 of the consolidated financial statements.

-----------------------------------------------------------------------------
                                                Year to date     Full year
                                                   actual         forecast
------------------------------------------------------------------------------

Site restoration                                 $   12.7        $   17.5
Exploration and business development                 14.6            20.0
Property, plant and equipment additions             107.0           167.9
                                                 -------------------------
Total                                            $  134.3        $  205.4
                                                 =========================

COMMITMENTS

===========================================================================================================================
                                                                 First nine
                                                                   months
                                                        Totl        2004          2005        2006        2007      2008+
---------------------------------------------------------------------------------------------------------------------------

Long-term debt obligations                             $  2.7        $ 2.7       $  --      $   --       $  --       $  --
Capital lease obligations                                 7.9          1.1         5.9         6.4          --          --
Operating lease obligations                               7.1          0.8         3.0         2.6         0.7          --
Purchase obligations                                      2.1          0.1         0.7         0.7         0.6          --
Other long-term liabilities                               2.5          0.4         0.3         0.3         0.3         1.2
---------------------------------------------------------------------------------------------------------------------------
                                                       $ 22.3        $ 5.1       $ 9.9      $ 10.0       $ 1.6       $ 1.2
===========================================================================================================================

On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby the Company will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometres by road from the Company's Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn deposit of 2.79 million tonnes grading 11.05 grams per tonnes containing 991,300 ounces of gold.

The current operating plan for Buckhorn contemplates the development of an underground mine and the shipping of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. The Company has a strong environmental record and believes that by working diligently with federal, state and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

The Company has agreed to issue 0.2911 of a common share of the Company for each outstanding common share of Crown. The total common shares to be issued by the Company are approximately 13.6 million. A registration statement covering the issuance of the common shares has been filed with the U.S. Securities and Exchange Commission. It is anticipated that the acquisition of Crown will be completed following the effectiveness of the registration statement and the approval of the transaction by the Crown shareholders. The transaction is anticipated to close by the second half of 2004.

HEDGING ACTIVITIES

Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production. Realized and unrealized gains or losses on derivative contracts that do not qualify for hedge accounting are recognized in income in the period incurred.

The  outstanding  number  of  ounces,   average  expected  realized  prices  and
maturities for the gold commodity derivative contracts as at September 30, 2004 are as follows:

============================================================================================================
  Expected Year     Spot Deferred     Average     Call Options      Average     Put Options
  of Delivery       Ounces Hedged      Price      Sold (ounces)   Strike Price    Bought        Average
                                                                                 (ounces)     Strike Price
-----------------------------------------------------------------------------------------------------------
2004                        --            --                --            --       37,500          $ 250
2005                        --            --                --            --      150,000          $ 250
2006                        --            --                --            --      150,000          $ 250
---------------------------------------------------------------------------------------------------------
Total                       --            --                --            --      337,500          $ 250
=========================================================================================================


At December 31, 2003, the Company had deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts. During the six months ended June 30, 2004 the Company delivered 85,000 ounces into these contracts and financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, relating to contracts with original maturity dates after September 30, 2004 remains deferred on the balance sheet and will only be recognized into earnings in accordance with the original maturity dates of the contracts.

At September 30, 2004, the Company's consolidated foreign currency program consists of:

=======================================================================================================================
Canadian Dollars                Maturity Period   Quantity (millions       Average Price     Fair value (millions of
                                (to the year)      of U.S. Dollars)        (C$/USD)                    U.S. Dollars)
-----------------------------------------------------------------------------------------------------------------------
Fixed forward contracts             2004             $      5.0              1.4004                  $  0.5
                                    2005                   10.0              1.4322                     1.3
-----------------------------------------------------------------------------------------------------------------------
Total                                                $     15.0              1.4216                  $  1.8
=======================================================================================================================


The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$28.4 million at an average exchange rate of
1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the nine months ended September 30, 2004, the Company recognized into earnings $0.9 million of the deferred gain. The remaining deferred gain will be recognized into earnings during the first half of 2005 ($0.9 million). Gains from the strengthening of the Canadian dollar against the U.S. dollar since January 1, 2004 have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses in the period incurred.

For details on the hedging activities please refer to Note 5 "Financial instruments" of the accompanying consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

In the annual MD&A for the year 2003, there is a full discussion and description of the critical accounting policies appropriate to the Company. The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and the accompanying notes. These are fully described in the 2003 annual MD&A.

During the first nine months of 2004, the Company adopted four accounting changes:

     1.   Stock-based compensation
     2.   Asset retirement obligations
     3.   Consolidation of variable interest entities
     4.   Flow through shares

The description and impact of these four changes are described in Note 4 of the accompanying consolidated financial statements for the period ended September 30, 2004, which are included in the Quarterly Report. None of these accounting changes had a material impact on the Company's third quarter and first nine months of 2004 results.


OUTLOOK

During the first nine months of 2004, we were able to exceed budget for production and importantly exceed our expectations with respect to our mine operating costs. This is a result of a strong commitment to cost containment by our operating teams, and a result of our continuous improvement program. Based on the results of the first nine months versus plan, we continue to expect to produce approximately 1.7 million ounces of gold equivalent production for 2004. We have increased our expectation for operating costs to reflect unanticipated increases in fuel and power costs and other consumables. Our investments in exploration at our existing operations continue to yield promising results, as does the extensive infill drill program at Gurupi in Brazil.

In 2003, we announced plans to expand and recommission the Refugio mine, restart the Kettle River operation, and expand the Porcupine Joint Venture mill to accommodate the new ore feed from the Pamour open pit. The Refugio mine is scheduled to achieve full planned production during the first quarter of 2005. The PJV expansion is on time and below budget.

Reserve replacement and growth is a key focus, and Kinross expects to increase reserves for the Company this year. Growth will come from the Gurupi project in Brazil and from completing the merger with Crown Resources, which is expected to be completed by the end of the fourth quarter. Completing the acquisition of the remaining portion of Paracatu from Rio Tinto will add significantly to year end reserves as well.

Overall, capital expenditures are expected to increase marginally over previous guidance of $165.0 million to $167.9 million.

CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)

--------------------------------------------------------------------------------------------------------
                                                                              AS AT          AS AT
                                                                          SEPTEMBER 30,   DECEMBER 31,
                                                                              2004            2003
--------------------------------------------------------------------------------------------------------
                                                                          Restated (a)    Restated (a)
ASSETS
 Current assets
   Cash and cash equivalents                                             $    208.6         $    245.8
   Restricted cash                                                              1.3                5.1
   Short-term investments                                                       5.3                 --
   Marketable securities                                                        0.1                0.1
   Accounts receivable and other assets                                        34.1               42.1
   Inventories                                                                118.4              109.2
                                                                         -----------------------------
                                                                              367.8              402.3
 Property, plant and equipment                                                993.7            1,010.4
 Goodwill                                                                     342.3              342.3
 Long-term investments                                                         31.6                2.1
 Future income and mining taxes                                                 1.0                1.5
 Deferred charges and other long-term assets                                   28.8               35.9
                                                                         -----------------------------
                                                                         $  1,765.2         $  1,794.5
                                                                         =============================
LIABILITIES
 Current liabilities
   Accounts payable and accrued liabilities                              $     88.5         $    101.9
   Current portion of long-term debt                                            4.1               29.4
   Current portion of reclamation and remediation obligations                  15.1               19.2
                                                                         -----------------------------
                                                                              107.7              150.5
 Long-term debt                                                                 5.3                0.7
 Reclamation and remediation obligations                                      108.7              111.1
 Future income and mining taxes                                               134.6              152.5
 Other long-term liabilities                                                    5.7                6.9
 Redeemable retractable preferred shares                                        2.5                3.0
                                                                         -----------------------------
                                                                              364.5              424.7
                                                                         -----------------------------
NON-CONTROLLING INTEREST                                                        0.7                0.7
                                                                         -----------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                             13.1               12.6
                                                                         -----------------------------
COMMON SHAREHOLDERS' EQUITY
 Common share capital and common share purchase warrants                    1,786.7            1,783.5
 Contributed surplus                                                           34.8               30.0
 Accumulated deficit                                                         (433.4)            (455.8)
 Cumulative translation adjustments                                            (1.2)              (1.2)
                                                                         -----------------------------
                                                                            1,386.9            1,356.5
                                                                         -----------------------------
                                                                         $  1,765.2         $  1,794.5
                                                                         =============================

TOTAL ISSUED AND OUTSTANDING NUMBER OF COMMON SHARES (MILLIONS)               346.6              345.6
-------------------------------------------------------------------------------------------------------

          The accompanying notes are an integral part of these consolidated financial statements

(a) See Notes 2 & 3.

CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in millions of U.S. dollars, except per share amounts) (unaudited) For the three and nine months ended September 30,

--------------------------------------------------------------------------------------------------------------------------------
                                                                        THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                            SEPTEMBER 30,                SEPTEMBER 30,
                                                                  --------------------------------------------------------------
                                                                       2004          2003              2004          2003
--------------------------------------------------------------------------------------------------------------------------------
                                                                  Restated (a)    Restated (a)      Restated (a)     Restated (a)
REVENUE AND OTHER INCOME
 Metal sales                                                      $   174.6         $  153.8         $   487.6         $   428.6

OPERATING COSTS AND EXPENSE
 Cost of sales (excludes accretion, depreciation, depletion
  and amortization)                                                   107.8             94.3             298.2             279.6
 Accretion                                                              2.2              2.3               6.6               6.6
 Depreciation, depletion and amortization                              45.5             46.0             127.2             124.0
                                                                  --------------------------------------------------------------
                                                                       19.1             11.2              55.6              18.4
 Other operating expenses                                               3.0              9.3               6.9              16.1
 Exploration and business development                                   5.7              5.4              14.6              18.7
 General and administrative                                             6.6              4.7              22.0              16.5
 Impairment of property, plant and equipment                            --               4.4               --                4.4
 (Gain) loss on disposal of assets                                     (0.7)            (0.2)             (1.4)              0.2
                                                                  --------------------------------------------------------------
OPERATING EARNINGS (LOSS)                                               4.5            (12.4)             13.5             (37.5)
 Other income (expense) - net                                          (6.9)             3.3               4.0             (19.9)
                                                                  --------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                           (2.4)            (9.1)             17.5             (57.4)
 Income and mining taxes recovery (expense)                             8.0             (2.6)              8.0              (6.8)
 Non-controlling interest                                               0.1               --                --              (0.1)
 Dividends on convertible preferred shares of subsidiary               (0.2)            (0.2)             (0.6)             (0.6)
                                                                  --------------------------------------------------------------
NET EARNINGS (LOSS) FOR THE PERIOD                                $     5.5         $  (11.9)        $    24.9         $   (64.9)
                                                                  ===============================================================
ATTRIBUTABLE TO COMMON SHAREHOLDERS:
 Net earnings (loss) for the period                               $     5.5         $  (11.9)        $    24.9         $   (64.9)
 Increase in equity component of convertible debentures                  --             (2.2)               --              (6.5)
 Gain on redemption of convertible debentures                            --             16.5                --              16.5
                                                                  --------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS           $     5.5         $    2.4         $    24.9         $   (54.9)
                                                                  ===============================================================
EARNINGS (LOSS) PER SHARE
 Basic                                                            $    0.02         $   0.01         $    0.07         $   (0.18)
 Diluted                                                          $    0.02         $   0.01         $    0.07         $   (0.18)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (millions)
 Basic                                                                346.2            323.4             346.0             297.4
 Diluted                                                              346.5            323.4             346.4             297.4
--------------------------------------------------------------------------------------------------------------------------------

          The accompanying notes are an integral part of these consolidated financial statements

(a) See Notes 2 & 3.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars) (unaudited)
For the three and nine months ended September 30

------------------------------------------------------------------------------------------------------------------------------------
                                                                             THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                                SEPTEMBER 30,                  SEPTEMBER 30
                                                                        ------------------------------------------------------------
                                                                            2004            2003           2004            2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Restated (a)    Restated (a)     Restated (a)   Restated (a)

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net earnings (loss)                                                     $    5.5         $  (11.9)        $   24.9         $  (64.9)
Items not affecting cash:
 Depreciation, depletion and amortization                                   45.5             46.0            127.2            124.0
 Impairment of property, plant and equipment                                  --              4.4               --              4.4
 (Gain) loss on disposal of assets                                          (0.7)            (0.2)            (1.4)             0.2
 Future income and mining taxes                                            (11.7)            (3.0)           (18.8)            (5.4)
 Deferred revenue recognized                                                 2.9             (0.6)             1.8             (1.7)
 Unrealized foreign exchange (gains) losses and other                        4.2             (1.9)            (3.8)            26.2
 Changes in operating assets and liabilities:
   Accounts receivable and other assets                                      2.6              1.7              4.0             15.9
   Inventories                                                              12.2              1.9            (12.3)            (7.3)
   Accounts payable and accrued liabilities                                  2.4              0.3            (18.3)           (20.6)
                                                                        ------------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                62.9             36.7            103.3             70.8
                                                                        ------------------------------------------------------------
INVESTING:
 Additions to property, plant and equipment                                (46.8)           (27.4)          (107.0)           (52.3)
 Business acquisitions, net of cash acquired                                  --               --               --            (81.9)
 Proceeds on sale of marketable securities                                  10.9              0.5              0.7              1.1
 (Disposals) additions of long-term investments and other assets            (3.5)             1.9            (16.9)            (4.3)
 Proceeds from the sale of property, plant and equipment                     0.2              0.2              1.0              0.2
 Additions to short-term investments                                        (5.3)              --             (5.3)              --
 (Increase) Decrease in restricted cash                                     (0.1)              --              3.7             37.4
                                                                        ------------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                     (44.6)           (24.8)          (123.8)           (99.8)
                                                                        ------------------------------------------------------------
FINANCING:
 Issuance of common shares                                                   0.6            147.6              3.6            150.9
 Redemption of convertible debentures                                         --           (144.8)              --           (144.8)
 Acquisition of convertible preferred shares of subsidiary company            --             (0.2)              --             (0.2)
 Reduction of debt component of convertible debentures                        --             (1.4)              --             (4.2)
 Proceeds from issue of debt                                                 1.2               --              5.6              --
 Repayment of debt                                                          (0.3)            (0.8)           (26.3)           (10.0)
                                                                        ------------------------------------------------------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                       1.5              0.4            (17.1)            (8.3)
                                                                        ------------------------------------------------------------
Effect of exchange rate changes on cash                                      1.1              3.9              0.4              7.9
                                                                        ------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            20.9             16.2            (37.2)           (29.4)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                             187.7            125.0            245.8            170.6
                                                                        ------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                $  208.6         $  141.2         $  208.6         $  141.2
                                                                        ============================================================
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest                                                            $    0.1         $    2.0         $    0.7         $    6.4
    Income taxes                                                        $    2.7         $    1.8         $    9.0         $    5.5
------------------------------------------------------------------------------------------------------------------------------------

          The accompanying notes are an integral part of these consolidated financial statements

(a) See Notes 2 & 3.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
(expressed in millions of U.S. dollars) (unaudited)
For the nine months ended September 30

---------------------------------------------------------------------------------------------------------------------------------
                                                  COMMON                                                CUMULATIVE
                                                   SHARE      CONTRIBUTED   CONVERTIBLE   ACCUMULATED   TRANSLATION
                                                  CAPITAL       SURPLUS      DEBENTURES     DEFICT      ADJUSTMENTS      TOTAL
---------------------------------------------------------------------------------------------------------------------------------
                                                                                         Restated (a)
BALANCE, DECEMBER 31, 2002 (RESTATED)            $ 1,058.5        $ 12.9       $ 132.3      $ (773.0)      $ (23.4)    $   407.3
Reduction of stated capital                         (761.4)           --            --         761.4            --            --
Issuance of common shares                          1,450.1            --            --            --            --       1,450.1
Increase in equity component of convertible
 debentures                                             --            --           6.7          (6.5)           --           0.2
Redemption of convertible debentures                    --          16.5        (139.0)            -            --        (122.5)
Net loss for the period                                 --            --            --         (64.9)           --         (64.9)
Cumulative translation adjustments                      --            --            --            --          24.7          24.7
                                              -----------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2003                      $ 1,747.2        $ 29.4       $    --      $  (83.0)      $   1.3     $ 1,694.9
                                              -----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003 (RESTATED)            $ 1,783.5        $ 30.0       $    --      $ (455.8)      $  (1.2)    $ 1,356.5
Cumulative effect of recording the fair
value of stock                                         0.2           2.3            --          (2.5)           --            --
                                              -----------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2004                           1,783.7          32.3            --        (458.3)         (1.2)      1,356.5
Issuance of common shares                              4.2            --            --            --            --           4.2
Stock-based compensation expense (b)                    --           1.3            --            --            --           1.3
Net earnings for the period                             --            --            --          24.9            --          24.9
Transfer of fair value of expired options             (1.2)          1.2            --            --            --            --
                                              -----------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2004                      $ 1,786.7        $ 34.8       $    --      $ (433.4)      $  (1.2)    $ 1,386.9
---------------------------------------------------------------------------------------------------------------------------------

          The accompanying notes are an integral part of these consolidated financial statements

(a) See Notes 2 & 3.
(b) Includes stock option and restricted stock unit expense.

                            KINROSS GOLD CORPORATION
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
             FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30
  (millions of U.S. dollars, except per share amounts, unless otherwise stated)

1. BASIS OF PRESENTATION

   The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the restated consolidated financial statements for the year ended December 31, 2003, except for those indicated below.

   The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("CDN GAAP") for annual consolidated financial statements and accordingly should be read in conjunction with the Company's restated financial statements for the year ended December 31, 2003 included in the restated financial statements for the year ended December 31, 2004, which were filed with all the Canadian securities regulatory agencies on February 15, 2006. In addition, these interim consolidated financial statements include impacts of the restatements as disclosed in Notes 2 and 3.

   COMPARATIVE FIGURES

   Certain 2003 figures in the accompanying unaudited consolidated financial statements have been reclassified to conform to the 2004 presentation.

2. RESTATEMENT 1 - CORRECTION OF FOREIGN CURRENCY TRANSLATION IMPACT ON FUTURE TAX LIABILITIES

   During the preparation of its interim financial statements for 2005, the Company discovered an error relating to its financial statements for the years ended December 31, 2003 and 2004 and the related interim periods. In those previously released financial statements, the Company had not properly assessed the impact of changes in foreign currency exchange rates affecting the future tax liabilities primarily arising on the acquisition of TVX and Echo Bay on January 31, 2003. This restatement gives effect to the adjustment of those future income tax liabilities to properly reflect changes in currency exchange rates between the U.S. dollar and the currency of the country in which the future tax liability arose. The impact of the foreign currency exchange rate changes related primarily to the future tax liabilities of the Brazilian operations. This restatement primarily affected Foreign exchange losses included in Other income (expense) and income and mining tax expense. As a result of the treatment of foreign operations as self sustaining operations until September 29, 2003, a portion of the foreign exchange loss has been charged to Cumulative translation adjustment. This non-cash adjustment has no impact on net cash flows or cash balances previously reported. All amounts included within these consolidated financial statements and accompanying notes have been adjusted to reflect this restatement. The following is a summary of the effects of the aforementioned adjustments on the consolidated financial statements:

   Consolidated balance sheets
   ---------------------------

                                                    AS PREVIOUSLY
                                                     REPORTED (a)       ADJUSTMENTS      AS RESTATED
   ----------------------------------------------------------------------------------------------------
   AS AT SEPTEMBER 30, 2004
   LIABILITIES
     Future income and mining taxes                  $     109.3        $      25.3        $   134.6
   COMMON SHAREHOLDERS' EQUITY
     Accumulated deficit                             $    (407.3)       $     (26.1)       $  (433.4)
     Cumulative translation adjustments              $      (2.0)       $       0.8        $    (1.2)
   ----------------------------------------------------------------------------------------------------
   AS AT DECEMBER 31, 2003
   LIABILITIES
     Future income and mining taxes                  $     126.6        $      25.9        $   152.5
   COMMON SHAREHOLDERS' EQUITY
     Accumulated deficit                             $    (429.1)       $     (26.7)       $  (455.8)
     Cumulative translation adjustments              $      (2.0)       $       0.8        $    (1.2)
   ----------------------------------------------------------------------------------------------------

   (a) As previously disclosed in the third quarter 2004 financial statements filed with regulators in November 2005.

   Consolidated statements of operations
   -------------------------------------

                                                                    AS PREVIOUSLY
                                                                     REPORTED (a)   ADJUSTMENTS    AS RESTATED
   ------------------------------------------------------------------------------------------------------------
   Three months ended September 30, 2004
   Operating earnings                                                 $    4.6       $   (0.1)      $    4.5
     Other income (expense) - net                                     $    2.3       $   (9.2)      $   (6.9)
   Earnings (loss)before taxes and other items                        $    6.9       $   (9.3)      $   (2.4)
   Income and mining tax (expense) recovery                           $    7.6       $    0.4       $    8.0
   Minority interest                                                  $    0.1       $     --       $    0.1
   Dividends on convertible preferred shares of the subsidiary        $   (0.2)      $     --       $   (0.2)
   Loss on share in investee companies                                $     --       $     --       $     --
   Net earnings                                                       $   14.4       $   (8.9)      $    5.5
   Net earnings attributable to common shareholders                   $   14.4       $   (8.9)      $    5.5
   Earnings per share
     Basic and diluted                                                $   0.04       $  (0.02)      $   0.02
   ------------------------------------------------------------------------------------------------------------
   THREE MONTHS ENDED SEPTEMBER 30, 2003
   Operating loss                                                     $  (12.3)      $   (0.1)      $  (12.4)
     Other income - net                                               $     --       $    3.3       $    3.3
   Loss before taxes and other items                                  $  (12.3)      $    3.2       $   (9.1)
   Income and mining tax (expense) recovery                           $   (2.8)      $    0.2       $   (2.6)
   Minority interest                                                  $     --       $     --       $     --
   Dividends on convertible preferred shares of the subsidiary        $   (0.2)      $     --       $   (0.2)
   Loss on share in investee companies                                $     --       $     --       $     --
   Net loss                                                           $  (15.3)      $    3.4       $  (11.9)
   Net earnings (loss) attributable to common shareholders            $   (1.0)      $    3.4       $    2.4
   Earnings (loss) per share
     Basic and diluted                                                $     --       $   0.01       $   0.01
   ------------------------------------------------------------------------------------------------------------
   NINE MONTHS ENDED SEPTEMBER 30, 2004
   Operating earnings                                                 $   13.5       $     --       $   13.5
     Other income (expense) - net                                     $    5.0       $   (1.0)      $    4.0
   Earnings before taxes and other items                              $   18.5       $   (1.0)      $   17.5
   Income and mining tax (expense) recovery                           $    6.4       $    1.6       $    8.0
   Minority interest                                                  $     --       $     --       $     --
   Dividends on convertible preferred shares of the subsidiary        $   (0.6)      $     --       $   (0.6)
   Loss on share in investee companies                                $     --       $     --       $     --
   Net earnings                                                       $   24.3       $    0.6       $   24.9
   Net earnings attributable to common shareholders                   $   24.3       $    0.6       $   24.9
   Earnings per share
     Basic and diluted                                                $   0.07       $     --       $   0.07
   ------------------------------------------------------------------------------------------------------------
   NINE MONTHS ENDED SEPTEMBER 30, 2003
   Operating loss                                                     $  (37.5)      $     --       $  (37.5)
     Other income (expense) - net                                     $    1.7       $  (21.6)      $  (19.9)
   Loss before taxes and other items                                  $  (35.8)      $  (21.6)      $  (57.4)
   Income and mining tax (expense) recovery                           $   (3.9)      $   (2.9)      $   (6.8)
   Minority interest                                                  $   (0.1)      $     --       $   (0.1)
   Dividends on convertible preferred shares of the subsidiary        $   (0.6)      $     --       $   (0.6)
   Loss on share in investee companies                                $     --       $     --       $     --
   Net loss                                                           $  (40.4)      $  (24.5)      $  (64.9)
   Net loss attributable to common shareholders                       $  (30.4)      $  (24.5)      $  (54.9)
   Loss per share
     Basic                                                            $  (0.10)      $  (0.08)      $  (0.18)
   ------------------------------------------------------------------------------------------------------------

   (a) As previously disclosed in the third quarter 2004 financial statements filed with regulators in November 2005.

3. RESTATEMENT 2 - GOODWILL AND ASSET RETIREMENT OBLIGATIONS

This restatement note sets out the impact of the restatement related to the purchase price allocation, accounting for goodwill and impact of adoption of CICA Handbook Section 3110 "Asset Retirement Obligations". These changes are reflected in the "Restatement 2" column. The "Restatement 1" column gives effect to the restatement related to the correction of foreign currency translation impact on future tax liabilities as described in Note 2 above.

PURCHASE PRICE ALLOCATION AND GOODWILL
On January 31, 2003 the Company acquired 100% of the outstanding shares of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). The consolidated financial statements presented for the year ended December 31, 2003 and the interim periods of 2003 and 2004 have been restated with respect to the accounting for the assets and liabilities acquired by the Company in the TVX and Echo Bay transaction (the "Acquisitions").

The restatements are based upon independent valuations of the acquired assets as of the acquisition date January 31, 2003 and December 31, 2003, which resulted in: (i) a revision of the allocation of the purchase price to the reserves, resources and certain property acquired in the Acquisitions; (ii) consequential changes in depreciation, depletion and amortization; (iii) a revision of the allocation of goodwill at the acquisition date to reporting assets for purposes of impairment testing; and (iv) a revision of the impairment of assets and goodwill as of December 31, 2003, leading to certain impairments described in detail below. The overall effect of the restatement on the interim consolidated financial statements for the nine months ended September 30, 2003 and 2004 are summarized as follows:

    (a) Reduction of $181.3 million in goodwill from the $918.0 million initially recorded on the Acquisitions to $736.7 million resulting from an increase in property, plant and equipment and mineral interests, net of related future income tax liabilities;
    (b) Increase in depreciation, depletion and amortization expenses of $6.0 million and $5.2 million, respectively;
    (c) Recognition of impairment losses with respect to goodwill and mineral interests of $394.4 million and $10 million, respectively, for the year ended December 31, 2003; and
    (d) Reduction in income taxes related to (b) and (c) above of $11.6 million for the year ended December 31, 2003.

All amounts in the accompanying notes to the consolidated financial statements have been adjusted to give effect to the impact of these restatements.

ORIGINAL VALUATION METHODOLOGY
The  original   valuation  of  the  assets  and  liabilities   acquired  in  the
Acquisitions was undertaken and completed by the Company and included an independent appraisal of plant and equipment. The allocation of the purchase price to the fair value of the assets and liabilities resulted in an excess of the purchase price over the fair value of the identifiable assets of $918 million. This residual was recorded as goodwill. The Company assigned goodwill to the Exploration and Acquisitions and Corporate reporting units, which was not amortized. In making the assignment, the Company reviewed examples of previous applications of purchase accounting in the mining industry and applied Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets" ("Section 3062"), for purposes of Canadian GAAP, and Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), for purposes of U.S. GAAP.

The allocation of goodwill primarily to the Exploration and Acquisitions reporting unit was intended to represent the increase in value of the Company after the Acquisitions, resulting primarily from the enhancement of the Company's ability to sustain and increase its mineral resources and therefore increase its future production capabilities. The original goodwill impairment testing methodology was based on measuring the Company's success in achieving additions to proven and probable reserves compared to predetermined expected average annual increases over a specified period of time.

When the Company tested the goodwill for impairment based on its original methodology, it concluded that there was no impairment of goodwill as at December 31, 2003.

INITIAL REVISION OF ORIGINAL VALUATION METHODOLOGY
Subsequent to discussions with and comments from regulatory agencies and the Company's further review of applicable accounting guidance, at the end of the third quarter of 2004, the Company revised its allocation of goodwill and impairment testing methodology and reassigned the goodwill originally computed ($918 million) to the significant reporting units acquired in the Acquisitions.

These reporting units represented the Company's interests in five operating mines and three development properties. The initial revision in the allocation of goodwill to reporting units was based on the premise that goodwill represented a market participant's view as to the potential for discovery of additional mineable ounces of gold from properties or mining rights acquired in the acquisitions in excess of those reflected in the purchase price allocated to identifiable assets, and to the potential for increased revenues as a result of higher realized gold prices. On testing goodwill for impairment, the revised methodology determined fair value of a reporting unit using a net asset value multiple that Kinross concluded a market participant would use in determining fair value. The net asset value was in turn computed based on discounted cash flows over the projected life of each mine in the case of operating mines or in the case of development properties using a per ounce value based on market data.

Using this revised goodwill allocation and impairment testing methodology the Company determined that there was no goodwill or asset impairment as at December 31, 2003. However, based on this goodwill allocation and the Company's negotiations to purchase the remaining 51% of the Paracatu mine, the Company recognized a goodwill impairment charge of $143 million in the three months ended September 30, 2004. As discussed below, this previously recorded impairment charge has been reversed as part of the restatement.

FURTHER REVISION OF VALUATION, ALLOCATION AND IMPAIRMENT METHODOLOGY

In January 2005, following additional comments from regulatory agencies, the Company engaged an independent valuation advisory firm ("the Firm") to provide:
(i) a valuation of the significant assets and liabilities acquired as part of the Acquisitions; (ii) an allocation to the reporting units of the goodwill resulting from the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in the Acquisitions; and (iii) a valuation of the assets and liabilities acquired in the Acquisitions and an assessment of the resulting goodwill for impairment as at December 31, 2003.

The valuation methodology employed by the Firm took into consideration value beyond proven and probable reserves ("VBPP") as defined by the newly issued CICA Emerging Issues Committee ("EIC") Abstract No 152 "Mining Assets - Impairment and Business Combinations" ("EIC-152"). Similar accounting guidance was also issued in the United States. This guidance requires that a mining entity should include VBPP and the effect of anticipated fluctuations in the future price of minerals when allocating the purchase price of a business combination to mining assets acquired and also when testing mining assets for impairment.

The most significant identifiable assets acquired in the Acquisitions were the property, plant and equipment and mineral interests. The original independently appraised values of plant and equipment were maintained. The Firm valued the mineral interests that consisted of: proven and probable reserves; measured and indicated resources and inferred resources as defined under National Instrument 43-101"Standards for disclosure of mineral projects" issued by Canadian Securities Administrators, using a discounted cash flow approach. In addition, the Company acquired land with mineral rights ("exploration properties"), which is the area adjacent and contiguous to existing mines or properties containing reserves, resources or without any identified exploration targets. The exploration properties were valued based on prices paid for similar types of properties in market transactions.

The independent valuation of the significant assets and liabilities acquired in the Acquisitions resulted in a revision to the fair values initially estimated as of the acquisition date and a consequent reduction of goodwill. The independent valuation concluded that the resulting goodwill represented the following:

o The expected ability of the Company to increase its reserves and resources based on its development of the identified exploration targets existing on the properties which were part of the Acquisitions;
o The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) relates to the Company's ability to make exploration decisions on the acquired properties and other properties based upon changes in gold prices, including the ability to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties when gold prices increase in the future; and
o The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations of existing mining assets.

The Company accepted the results of the valuation and accordingly revised its impairment testing methodology to ensure consistency with the allocation of purchase price and the related goodwill as determined in the valuation.

In determining the basis of assigning goodwill to reporting units as at the date of acquisition, the expected additional value associated attributable to exploration potential was quantified for each reporting unit based on the specific geological attributes of the mineral property and based on data of market transactions for similar types of properties. The values associated with optionality and going concern value could not be separately computed and accordingly the balance of goodwill was assigned to reporting units using a relative fair value methodology.

IMPAIRMENT TESTING OF LONG-LIVED ASSETS
The Company tested its long-lived assets, including tangible mineral interests and plant and equipment for impairment as at December 31, 2003 and accordingly has reflected in the restated consolidated financial statements impairment charges of $10.0 million as at December 31, 2003. These impairment charges relate to mineral interests and exploration properties.

The Company will reassess long-lived assets for recoverability if production and depletion, changes in reserve estimates, decreases in gold prices or other factors indicate that the carrying value may not be recoverable. Exploration properties are also tested for impairment annually on a fair value basis based on market comparable data. Impairment is recognized in the amount by which the fair value is less than the carrying value.

IMPAIRMENT TESTING OF GOODWILL
In accordance with CICA Section 3062 and SFAS 142, the Company tested its goodwill for impairment as at December 31, 2003 and has recorded impairment charges of $394.4 million for the year ended December 31, 2003, in the restated consolidated financial statements.

The valuations performed at December 31, 2003 computed the fair value of each reporting unit. The fair value of the reporting unit was based on the fair value of the mineral interests computed using a discounted cash flow method and assumptions similar to those used on the acquisition date at January 31, 2003 and included expected additional value based on the expected ability to find additional ore. However, no value could be computed for the optionality and the going concern value, which were contributors to goodwill at January 31, 2003. This inability to directly value optionality and going concern value results primarily from the requirements under Section 3062 and SFAS 142 to allocate goodwill to reporting units, which in the case of mining companies are typically individual mine sites. The Company would have relied on real-option pricing methodology had the models been well enough specified to support reliable fair values. In a single mining operation any going concern value would have to be finite and limited to the life of the mineral that can be extracted economically. However, even if such models had been readily available, empirical evidence suggests that market participants do not perceive significant real-option or going concern value at the mine site level, which are the reporting units for goodwill impairment testing purposes.

In the future, the Company will test goodwill for impairment at least annually, unless all of the following criteria have been met:

(a) The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination.
(b) The most recent, bottom-up fair value determination of fair values for a reporting unit resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.
(c) Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

In accordance with CICA Section 3062 and SFAS 142, the Company will also be alert for "triggering events" that would indicate the need to test for impairment more frequently than annually. In addition to the triggering events specifically identified in the relevant accounting pronouncement, significant changes in gold prices and changes in the demand for gold would also be considered triggering events.

The Company uses the following methodology to test for goodwill impairment. First, the Company determines the fair value of the reporting unit, which is the sum of the following:

o   Discounted nominal cash flows of reserves and resources.
o   Fair value of exploration properties based on market comparable data.
o Expected additional value from identified exploration targets calculated based on management's estimates of the ounces at such targets at the impairment testing date, corroborated by an analysis of the Company's three-year historical experience with additions to reserves and resources, and prices in market transactions involving properties with similar exploration targets.

IMPACT OF INDEPENDENT VALUATIONS AS AT JANUARY 31, 2003 (ACQUISITION DATE)
The following table shows the impact of the revised allocation of the purchase price:

------------------------------------------------------------------------------------------- ------------- -------------
                                                                            AS PREVIOUSLY
                                                                             REPORTED (a)    AS RESTATED   ADJUSTMENTS
------------------------------------------------------------------------------------------- ------------- -------------
Common shares of Kinross issued to Echo Bay and TVX shareholders            $       177.8    $     177.8   $        --
Value of Kinross common stock per share                                              7.14           7.14            --
------------------------------------------------------------------------------------------- ------------- -------------
Fair value of the Company's common stock issued                             $     1,269.8    $   1,269.8   $        --

Plus - fair value of warrants and options assumed by the Company                     29.3           29.3            --
Plus - direct acquisition costs incurred by the Company                              12.6           12.6            --
Plus - the Company's previous 10.6% ownership interest in Echo Bay                    7.0            7.0            --
------------------------------------------------------------------------------------------- ------------- -------------
Total purchase price                                                        $     1,318.7    $   1,318.7   $        --
Plus - Fair value of liabilities assumed by Kinross
     Accounts payable and accrued liabilities                                        76.7           76.7            --
     Long-term debt, including current portion                                        2.2            2.2            --
     Site restoration cost accruals, including current portion                       63.0           63.0            --
     Future income tax liabilities                                                   52.8          135.9          83.1
     Other long-term liabilities                                                      0.1            0.1            --
     Liability with respect to TVX Newmont JV assets acquired                        94.5           94.5            --
Less - Fair value of assets acquired by Kinross                                                       --
     Cash                                                                           (44.2)         (44.2)           --
     Restricted cash                                                                (21.4)         (21.4)           --
     Marketable securities                                                           (2.4)          (2.4)           --
     Accounts receivable and other assets                                           (22.8)         (22.8)           --
     Inventories                                                                    (47.9)         (47.9)           --
     Property, plant and equipment (b)                                             (213.7)        (168.3)         45.4
     Mineral interests                                                             (283.9)        (593.7)       (309.8)
     Long-term investments and other non-current assets                             (53.7)         (53.7)           --
------------------------------------------------------------------------------------------- ------------- -------------
Residual purchase price allocated to goodwill                               $       918.0    $     736.7   $    (181.3)
------------------------------------------------------------------------------------------- ------------- -------------

(a)     As  previously   disclosed  in  2003  financial  statements  filed  with
        regulators in March 2004.
(b)     Reclassification to mineral interests.

IMPACT OF INDEPENDENT VALUATIONS AND IMPAIRMENT TESTING AT DECEMBER 31, 2003 Based on independent valuations as of December 31, 2003 and the impairment testing methodology described above, the Company recorded impairments of long-lived assets of $10.0 million relating to mineral interests and exploration properties and goodwill impairment of $394.4 million for the year ended December 31, 2003. See Note 7 for details of goodwill impairment by reportable segment.

RECLAMATION AND REMEDIATION OBLIGATIONS
The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") sets out new accounting requirements for the recognition, measurement and disclosure of liabilities for asset retirement obligations (reclamation and remediation obligations) and the related asset retirement cost. This new standard is to be applied to fiscal years, which commenced on or after January 1, 2004. The details on the adoption of this standard are described in Note 4. Effective January 1, 2004, the Company adopted the initial recognition and measurement provisions of Section 3110 and applied them retroactively with a restatement of 2003 and 2002 comparative figures. The tables shown below include the impact of this retroactive application of Section 3110. The impact of adoption for the year ended December 31 2003, was an increase in property, plant and equipment by $45.4 million and increased reclamation and remediation obligations by $10.6 million to reflect the fair value of the asset and the related liability. Net loss for the year ended December 31, 2003 decreased by $3.1 million.

FINANCIAL INSTRUMENTS AND HEDGING
Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting. Therefore, the previously financial results were restated to show the related impact. For the three months ended September 30, 2004, the impact of this derecognition was to increase Accounts receivable and other assets by $2.5 million, decrease Cost of sales by $0.6 million, decrease General and administrative expense by $0.3 million and increase Metal sales by $1.6 million. For the nine months ended September 30, 2004, the impact of this derecognition was to increase

Accounts receivable and other assets by $4.4 million and decrease Cost of sales by $0.7 million, General and administrative expense by $0.4 million and increase Metal sales by $3.3 million.

IMPACT OF RESTATEMENT ON CONSOLIDATED FINANCIAL STATEMENTS
The effect of the revised valuations, allocation of goodwill and testing of impairment and adoption of Section 3110 on the consolidated balance sheets as of December 31, 2003 and September 30, 2004 and consolidated statement of operations for the three months ended and six months ended September 30, 2003 and 2004 are shown below:

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2003

================================================================================= ================================================
                                                                        AS
                                                                    PREVIOUSLY     RESTATEMENT     RESTATEMENT
                                                                   REPORTED (a)        2(b)            1(c)           AS RESTATED
--------------------------------------------------------------------------------- ------------------------------------------------
ASSETS
  Current assets
     Cash and cash equivalents                                     $       245.8   $        --     $        --       $      245.8
     Restricted cash                                                         5.1            --              --                5.1
     Marketable securities                                                   0.1            --              --                0.1
     Accounts receivable and other assets                                   42.1            --              --               42.1
     Inventories                                                           109.2            --              --              109.2
                                                                  --------------- ------------------------------------------------
                                                                           402.3            --              --              402.3
  Property, plant and equipment                                            782.7         227.7              --            1,010.4
  Goodwill                                                                 918.0        (575.7)             --              342.3
  Long-term investments                                                      2.1            --              --                2.1
  Future income and mining taxes                                             1.5            --              --                1.5
  Deferred charges and other long-term assets                               35.9            --              --               35.9
                                                                  --------------- ------------------------------------------------
                                                                   $     2,142.5   $    (348.0)    $        --       $    1,794.5
                                                                  --------------- ------------------------------------------------
LIABILITIES
  Current liabilities
     Accounts payable and accrued liabilities                      $       101.4   $       0.5     $        --       $      101.9
     Current portion of long-term debt                                      29.4            --              --               29.4
     Current portion of reclamation and remediation obligations             19.2            --              --               19.2
                                                                  --------------- ------------------------------------------------
                                                                           150.0           0.5              --              150.5
  Long-term debt                                                             0.7            --              --                0.7
  Reclamation and remediation obligations                                  100.5          10.6              --              111.1
  Future income and mining taxes                                            55.6          71.0            25.9              152.5
  Other long-term liabilities (d)                                            4.7           2.2              --                6.9
  Redeemable retractable preferred shares                                    3.0            --              --                3.0
                                                                  --------------- ------------------------------------------------
                                                                           314.5          84.3            25.9              424.7
                                                                  --------------- ------------------------------------------------
NON-CONTROLLING INTEREST                                                     0.7            --              --                0.7
                                                                  --------------- ------------------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                          12.6            --              --               12.6
                                                                  --------------- ------------------------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants                1,783.5            --              --            1,783.5
  Contributed surplus                                                       30.0            --              --               30.0
  Accumulated deficit                                                        3.2        (432.3)          (26.7)            (455.8)
  Cumulative translation adjustments                                        (2.0)            -             0.8               (1.2)
                                                                  --------------- ------------------------------------------------
                                                                         1,814.7        (432.3)          (25.9)           1,356.5
                                                                  --------------- ------------------------------------------------
                                                                   $     2,142.5   $    (348.0)    $        --       $    1,794.5
================================================================================= ================================================

(a) As previously disclosed in the original 2003 financial statements filed with regulators in March 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact of future tax liabilities. See Note 2.
(d) Change in Other long-term liabilities relates to the reclassification of certain asset retirement related liabilities to the reclamation and remediation obligations.

CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30, 2004

================================================================================= ===========================================
                                                                        AS
                                                                    PREVIOUSLY     RESTATEMENT    RESTATEMENT
                                                                   REPORTED (a)        2(b)           1(c)       AS RESTATED
--------------------------------------------------------------------------------- -------------------------------------------
ASSETS
  Current assets
     Cash and cash equivalents                                     $       208.6   $        --    $        --   $      208.6
     Restricted cash                                                         1.3            --             --            1.3
     Short-term invesments                                                   5.3            --             --            5.3
     Marketable securities                                                   0.1            --             --            0.1
     Accounts receivable and other assets                                   32.2           1.9             --           34.1
     Inventories                                                           118.9          (0.5)            --          118.4
                                                                  --------------- -------------------------------------------
                                                                           366.4           1.4             --          367.8
  Property, plant and equipment                                            788.7         205.0             --          993.7
  Goodwill                                                                 775.0        (432.7)            --          342.3
  Long-term investments                                                     31.6            --             --           31.6
  Future income and mining taxes                                             1.0            --             --            1.0
  Deferred charges and other long-term assets                               28.8            --             --           28.8
                                                                  --------------- -------------------------------------------
                                                                   $     1,991.5   $    (226.3)   $        --   $    1,765.2
                                                                  =============== ===========================================
LIABILITIES
  Current liabilities
     Accounts payable and accrued liabilities                      $        88.5   $        --    $        --   $       88.5
     Current portion of long-term debt                                       4.1            --             --            4.1
     Current portion of reclamation and remediation obligations             15.1            --             --           15.1
                                                                  --------------- -------------------------------------------
                                                                           107.7            --             --          107.7
  Long-term debt                                                             5.3            --             --            5.3
  Reclamation and remediation obligations                                  108.7            --             --          108.7
  Future income and mining taxes                                            51.5          57.8           25.3          134.6
  Other long-term liabilities (d)                                            5.7            --             --            5.7
  Redeemable retractable preferred shares                                    2.5            --             --            2.5
                                                                  --------------- -------------------------------------------
                                                                           281.4          57.8           25.3          364.5
                                                                  --------------- -------------------------------------------
NON-CONTROLLING INTEREST                                                     0.7            --             --            0.7
                                                                  --------------- -------------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                          13.1            --             --           13.1
                                                                  --------------- -------------------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants                1,786.4           0.3             --        1,786.7
  Contributed surplus                                                       34.1           0.7             --           34.8
  Accumulated deficit                                                     (122.2)       (285.1)         (26.1)        (433.4)
  Cumulative translation adjustments                                        (2.0)           --            0.8           (1.2)
                                                                  --------------- -------------------------------------------
                                                                         1,696.3        (284.1)         (25.3)       1,386.9
                                                                  --------------- -------------------------------------------
                                                                   $     1,991.5   $    (226.3)   $        --   $    1,765.2
================================================================================= ===========================================

(a) As previously disclosed in the original third quarter 2004 financial statements filed with regulators in November 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact of future tax liabilities. See Note 2.
(d) Change in Other long-term liabilities relates to the reclassification of certain asset retirement related liabilities to the reclamation and remediation obligations.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30,
2003

================================================================================= ===========================================
                                                                        AS
                                                                    PREVIOUSLY     RESTATEMENT    RESTATEMENT
                                                                   REPORTED (a)        2(b)           1(c)       AS RESTATED
--------------------------------------------------------------------------------- -------------------------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                      $       153.8   $        --    $        --   $      153.8

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                              101.9          (7.6)            --           94.3
  Accretion                                                                  2.3            --             --            2.3
  Depreciation, depletion and amortization                                  40.0           6.0             --           46.0
                                                                  --------------- -------------------------------------------
                                                                             9.6           1.6             --           11.2
  Other operating costs                                                      3.0           6.3             --            9.3
  Exploration and business development                                       5.4            --             --            5.4
  General and administrative                                                 4.7            --             --            4.7
  Impairment charges
     Long-lived assets                                                         -           4.4             --            4.4
  Gain on disposal of assets                                                (0.2)           --             --           (0.2)
                                                                  --------------- -------------------------------------------
OPERATING EARNINGS (LOSS)                                                   (3.3)         (9.1)            --          (12.4)

  Other income - net                                                         0.3          (0.2)           3.2            3.3
                                                                  --------------- -------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                (3.0)         (9.3)           3.2           (9.1)

  Income and mining taxes recovery (expense)                                (3.0)          0.2            0.2           (2.6)
  Dividends on convertible preferred shares of subsidiary                   (0.2)           --             --           (0.2)
                                                                  --------------- -------------------------------------------
NET EARNINGS (LOSS)                                                $        (6.2)  $      (9.1)   $       3.4   $      (11.9)
                                                                  =============== ===========================================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net earnings (loss)                                              $        (6.2)  $      (9.1)   $       3.4   $      (11.9)
  Increase in equity component of convertible debentures                    (2.2)           --             --           (2.2)
  Gain on redemption of equity component of convertible
     debentures                                                             16.5            --             --           16.5
                                                                  --------------- -------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS            $         8.1   $      (9.1)   $       3.4   $        2.4
                                                                  =============== ===========================================

EARNINGS (LOSS) PER SHARE
  Basic                                                            $        0.03   $     (0.03)   $      0.01   $       0.01
  Diluted                                                          $        0.02   $     (0.03)   $      0.01   $       0.01
================================================================================= ===========================================

(a) As previously disclosed in the original third quarter 2004 financial statements filed with regulators in November 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact of future tax liabilities. See Note 2.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30,
2004

================================================================================= ==========================================
                                                                        AS
                                                                    PREVIOUSLY     RESTATEMENT    RESTATEMENT
                                                                   REPORTED (a)        2(b)           1(c)      AS RESTATED
--------------------------------------------------------------------------------- ------------------------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                      $       175.5   $      (0.9)   $        --  $      174.6
OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                              107.8           0.1           (0.1)        107.8
  Accretion                                                                  2.2            --             --           2.2
  Depreciation, depletion and amortization                                  40.3           5.2             --          45.5
                                                                  --------------- ------------------------------------------
                                                                            25.2          (6.1)            --          19.1
  Other operating                                                            3.0            --             --           3.0
  Exploration and business development                                       5.6           0.1             --           5.7
  General and administrative                                                 6.9          (0.3)            --           6.6
  Impairment charges
     Goodwill                                                              143.0        (143.0)            --            --
  Gain on disposal of assets                                                (0.7)           --             --          (0.7)
                                                                  --------------- ------------------------------------------
OPERATING EARNINGS (LOSS)                                                 (132.6)        137.1           (0.1)          4.5

  Other income (expense) - net                                               1.8           0.5           (9.2)         (6.9)
                                                                  --------------- ------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                              (130.8)        137.6           (9.3)         (2.4)

  Income and mining taxes recovery (expense)                                (2.7)         10.3            0.4           8.0
  Non-controlling interest                                                   0.1            --             --           0.1
  Dividends on convertible preferred shares of subsidiary                   (0.2)           --             --          (0.2)
                                                                  --------------- ------------------------------------------
NET EARNINGS (LOSS)                                                $      (133.6)  $     147.9    $      (8.9) $        5.5
                                                                  --------------- ------------------------------------------

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net earnings (loss)                                              $      (133.6)  $     147.9    $      (8.9) $        5.5
                                                                  --------------- ------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS            $      (133.6)  $     147.9    $      (8.9) $        5.5
                                                                  =============== ==========================================

EARNINGS (LOSS) PER SHARE
  Basic                                                            $       (0.39)  $      0.43    $     (0.03) $       0.02
  Diluted                                                          $       (0.39)  $      0.43    $     (0.03) $       0.02
================================================================================= ==========================================

(a) As previously disclosed in the original third quarter 2004 financial statements filed with regulators in November 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact of future tax liabilities. See Note 2.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30,
2003

================================================================================= ===========================================
                                                                        AS
                                                                    PREVIOUSLY     RESTATEMENT    RESTATEMENT
                                                                   REPORTED (a)        2(b)           1(c)       AS RESTATED
--------------------------------------------------------------------------------- -------------------------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                      $       428.6   $        --    $        --   $      428.6

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                              279.9          (0.3)            --          279.6
  Accretion                                                                  6.6            --             --            6.6
  Depreciation, depletion and amortization                                 108.5          15.5             --          124.0
                                                                  --------------- -------------------------------------------
                                                                            33.6         (15.2)            --           18.4
  Other operating expenses                                                  16.1            --             --           16.1
  Exploration and business development                                      18.7            --             --           18.7
  General and administrative                                                16.5            --             --           16.5
  Impairment charges
     Long-lived assets                                                         -           4.4             --            4.4
  (Gain) loss on disposal of assets                                          0.3          (0.1)            --            0.2
                                                                  --------------- -------------------------------------------
OPERATING EARNINGS (LOSS)                                                  (18.0)        (19.5)            --          (37.5)

  Other income - net                                                         2.1          (0.4)         (21.6)         (19.9)
                                                                  --------------- -------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                               (15.9)        (19.9)         (21.6)         (57.4)

  Income and mining taxes recovery (expense)                                (7.1)          3.2           (2.9)          (6.8)
  Non-controlling interest                                                  (0.1)           --             --           (0.1)
  Dividends on convertible preferred shares of subsidiary                   (0.6)           --             --           (0.6)
                                                                  --------------- -------------------------------------------
NET EARNINGS (LOSS)                                                $       (23.7)  $     (16.7)   $     (24.5)  $      (64.9)
                                                                  =============== ===========================================

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net earnings (loss)                                              $       (23.7)  $     (16.7)   $     (24.5)  $      (64.9)
  Increase in equity component of convertible debentures                    (6.5)           --             --           (6.5)
  Gain on redemption of equity component of convertible
     debentures                                                             16.5            --             --           16.5
                                                                  --------------- -------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS            $       (13.7)  $     (16.7)   $     (24.5)         (54.9)
                                                                  =============== ===========================================

EARNINGS (LOSS) PER SHARE
  Basic                                                            $       (0.05)  $     (0.05)   $     (0.08)  $      (0.18)
  Diluted                                                          $       (0.05)  $     (0.05)   $     (0.08)  $      (0.18)
================================================================================= ===========================================

(a) As previously disclosed in the original third quarter 2004 financial statements filed with regulators in November 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact of future tax liabilities. See Note 2.

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30,
2004

================================================================================= ===========================================
                                                                        AS
                                                                    PREVIOUSLY     RESTATEMENT    RESTATEMENT
                                                                   REPORTED (a)        2(b)           1(c)       AS RESTATED
--------------------------------------------------------------------------------- -------------------------------------------
REVENUE AND OTHER OPERATING INCOME
  Metal sales                                                      $       486.0   $       1.6    $        --   $      487.6

OPERATING COSTS AND EXPENSES
  Cost of sales (excluding items shown below)                              296.6           1.6             --          298.2
  Accretion                                                                  6.6            --             --            6.6
  Depreciation, depletion and amortization                                 108.9          18.3             --          127.2
                                                                  --------------- -------------------------------------------
                                                                            73.9         (18.3)            --           55.6
  Other operating expenses                                                   6.9            --             --            6.9
  Exploration and business development                                      14.5           0.1             --           14.6
  General and administrative                                                22.3          (0.3)            --           22.0
  Impairment charges
     Goodwill                                                              143.0        (143.0)            --             --
  Gain on disposal of assets                                                (1.4)           --             --           (1.4)
                                                                  --------------- -------------------------------------------
OPERATING EARNINGS (LOSS)                                                 (111.4)        124.9             --           13.5

  Other income (expense) - net                                               5.2          (0.2)          (1.0)           4.0
                                                                  --------------- -------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                              (106.2)        124.7           (1.0)          17.5

  Income and mining taxes recovery (expense)                                (7.0)         13.4            1.6            8.0
  Dividends on convertible preferred shares of subsidiary                   (0.6)           --             --           (0.6)
                                                                  --------------- -------------------------------------------
NET EARNINGS (LOSS)                                                $      (113.8)  $     138.1    $       0.6   $       24.9
                                                                  --------------- -------------------------------------------

ATTRIBUTABLE TO COMMON SHAREHOLDERS:

  Net earnings (loss)                                              $      (113.8)  $     138.1    $       0.6   $       24.9
                                                                  --------------- -------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS            $      (113.8)  $     138.1    $       0.6   $       24.9
                                                                  =============== ===========================================

EARNINGS (LOSS) PER SHARE
  Basic                                                            $       (0.33)  $      0.40    $        --   $       0.07
  Diluted                                                          $       (0.33)  $      0.40    $        --   $       0.07
================================================================================= ===========================================

(a) As previously disclosed in the original third quarter 2004 financial statements filed with regulators in November 2004.
(b) Impact of restatement relating to purchase price allocation and goodwill per financial statements filed with regulators in November 2005.
(c) Restatement for correction of foreign currency translation impact of future tax liabilities. See Note 2.

4. ACCOUNTING CHANGES

   (a) STOCK-BASED COMPENSATION

       In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

       Prior to January 1, 2004, as permitted by Section 3870, the Company presented the impact of employee stock-based awards on a pro forma basis.

       Effective January 1, 2004, the Company recorded an expense for employee stock-based compensation using the fair value based method, applied retroactively without restatement, for all awards granted or modified on or after January 1, 2002. Compensation expense is recognized over the stock option vesting period. The Company accounts for forfeitures in the period in which they occur. The fair value at grant date of stock options is estimated using the Black-Scholes option-pricing model.

       The impact of the adoption of the fair value based method for all awards only impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening deficit as shown in the consolidated statements of common shareholders' equity and on adoption $0.2 million was recorded as an increase in the value of common shares on the exercise of options. During the three months and nine months ended September 30, 2004, the Company recorded stock option expense of $0.3 million and $0.9 million, respectively. Additionally, the Company recorded restricted stock unit expense of $0.1 million and $0.4 million, respectively during the three months and nine months ended September 30, 2004.

Had the Company adopted the fair value based method of accounting for all stock-based awards in 2003, the reported net loss and loss per common share would have been adjusted to the pro forma amounts indicated in the table below:

------------------------------------------------------------------------------------------------------------------
                                                                                     THREE MONTHS     NINE MONTHS
                                                                                        ENDED            ENDED
                                                                                     SEPTEMBER 30,   SEPTEMBER 30,
                                                                                         2003            2003
------------------------------------------------------------------------------------------------------------------
Net earnings (loss) attributable to common shareholders                                $  2.4           $ (54.9)
 Stock-based compensation expense - pro forma                                              --              (0.1)
------------------------------------------------------------------------------------------------------------------
Net earnings (loss) - pro forma                                                        $  2.4           $ (55.0)
------------------------------------------------------------------------------------------------------------------

Earning (loss) per common share - Basic and diluted
  Reported                                                                             $ 0.01           $ (0.18)
  Pro forma                                                                            $ 0.01           $ (0.18)
------------------------------------------------------------------------------------------------------------------


The following weighted average assumptions were used in computing the fair value of stock options for the following periods:

-------------------------------------------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                SEPTEMBER 30,                   SEPTEMBER 30,
                                                            2004            2003            2004            2003
-------------------------------------------------------------------------------------------------------------------
BLACK-SCHOLES WEIGHTED-AVERAGE ASSUMPTIONS
  Expected dividend yield                                    0.00%           0.00%           0.00%           0.00%
  Expected volatility                                       40.37%          68.08%          40.37%          69.37%
  Risk-free interest rate                                    2.92%           2.49%           2.72%           2.70%
  Expected option life in years                               3.5             5.0             3.5             5.0

WEIGHTED AVERAGE STOCK OPTION FAIR VALUE
    PER OPTION GRANTED                                     $  2.32         $  5.30         $  2.68         $  5.72
-------------------------------------------------------------------------------------------------------------------

(b) ASSET RETIREMENT OBLIGATIONS

The CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("Section 3110") is to be applied to fiscal years commencing on or after January 1, 2004.
Section 3110 requires a liability to be initially recognized for the estimated fair value of the obligation when it is incurred. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset and depreciated over the remaining life of the underlying asset, and the associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to net earnings
(loss). When the obligation is settled, any difference between the final cost and the recorded liability is recognized as income or loss on settlement.

The Company's mining and exploration activities are subject to various laws and regulations for federal, provincial and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Prior to the issue of Section 3110 the Company accrued for estimated site restoration and closure obligations over the producing life of a mine with an annual charge to earnings based primarily on legal, regulatory requirements and company policy.

Effective  January 1, 2004,  the Company  adopted the  initial  recognition  and measurement provisions of Section 3110 and applied them retroactively. The financial statements and accompanying notes have been restated to reflect the adoption of Section 3110. The adoption of Section 3110 resulted in an increase in net loss of $1.2 million for the nine months ended September 30, 2003. Net loss for the year ended December 31, 2003 decreased by $3.1 million, while the net loss for the year ended December 31, 2002 decreased by $8.1 million. During the three months and nine months ended September 30, 2004, the Company recorded depreciation expense of $3.2 million (pre-tax) and $9.5 million (pre-tax), respectively, and accretion expense of $2.2 million (pre-tax) and $6.6 million (pre-tax), respectively. During 2003, the Company increased property, plant and equipment by $45.4 million. Long-lived asset, net of accumulated depreciation, were $25.7 million and $38.2 million as at September 30, 2004 and December 31, 2003, respectively. The site restoration cost obligation (asset retirement obligation liability) as at December 31, 2003 of $119.7 million was also increased by $10.6 million to $130.3 million to reflect the adoption of Section 3110. The site restoration cost accrual as at September 30, 2004 was $123.8 million. The undiscounted amount of estimated cash flows to settle the site restoration cost accruals was approximately $145 million. The expected timing of expenditures ranges from 2004 to 2025. The credit adjusted risk free rate used in estimating the site restoration cost obligation was 7%.

------------------------------------------------------------------------------------------
                                                         THREE MONTHS       NINE MONTHS
                                                            ENDED              ENDED
                                                         SEPTEMBER 30,      SEPTEMBER 30,
                                                            2003                2003
------------------------------------------------------------------------------------------
Net loss attributable to common shareholders
  As previously reported                                  $   (0.9)         $   (29.2)
  Restatement for foreign currency impact on
    future tax liabilities                                     3.4              (24.5)
  Impact of adoption of Section 3110                          (0.1)              (1.2)
------------------------------------------------------------------------------------------
  As currently reported                                   $    2.4          $   (54.9)
=========================================================================================

Loss per common share
Basic and diluted
  As previously reported                                  $     --          $   (0.10)
  Restatement for foreign currency impact on
    future tax liabilities                                    0.01              (0.08)
  Impact of adoption of Section 3110                            --                 --
------------------------------------------------------------------------------------------
  As currently reported                                   $   0.01          $   (0.18)
=========================================================================================-


       The following table provides a reconciliation of the site restoration cost obligation for the following periods:

------------------------------------------------------------------------------------------
                                                        SEPTEMBER 30,      DECEMBER 31,
                                                            2004               2003
------------------------------------------------------------------------------------------
Balance at the beginning of the period                    $  130.3           $   69.5
  Additions resulting from acquisitions (a)                     --               65.6
  Liabilities settled                                        (12.7)             (19.3)
  Accretion expense                                            6.6                9.0
  Foreign exchange                                             0.3                2.3
  Asset retirement cost                                         --                3.2
  Other                                                       (0.7)                --
------------------------------------------------------------------------------------------
Balance at the end of the period                          $  123.8            $ 130.3
==========================================================================================


(a) Reflects the acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.


   (c) FLOW THROUGH SHARES

       On March 19, 2004, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants ("CICA") issued EIC 146 "Flow through shares" ("EIC 146"). EIC 146 requires the recognition of a future tax liability and a reduction to shareholders' equity on the date that the company renounces the tax credits associated with tax expenditures provided there is reasonable assurance that the expenditures will be made. This EIC was applicable on a prospective basis for all transactions initiated after March 19, 2004. The Company has adopted EIC 146 on a prospective basis.

   (d) CONSOLIDATION OF VARIABLE INTEREST ENTITIES

       In June 2003, the Accounting Standards Board issued AcG-15 "Consolidation of Variable Interest Entities (revised November 2003, January 2004 and March 2004)" ("AcG-15"). AcG-15 requires that the assets, liabilities and results of operations of variable interest entities be consolidated into the financial statements of the enterprise that has the controlling financial interest. AcG-15 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. The Company has evaluated each of its financial interests as at September 30, 2004 and has concluded that AcG-15 will not have an impact on its results of operations or financial condition. Although AcG-15 is effective for interim and annual periods beginning on or after November 1, 2004, the Company early adopted AcG-15 in the quarter ended September 30, 2004. The Company will continue to monitor clarifications to both AcG-15 and the comparable US GAAP standard FIN 46R as it pertains to the consolidation of variable interest entities and will make modifications to its accounting policies, if applicable.

5. FINANCIAL INSTRUMENTS

   The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

   Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are deferred and recorded in earnings when the underlying hedged transaction is recognized. Gains and losses on the early settlement of gold hedging contracts are recorded as deferred revenue or deferred losses on the balance sheet and included in earnings over the original delivery schedule of the hedged production. Realized and unrealized gains or losses on derivative contracts that do not qualify for hedge accounting are recognized in income in the period incurred.

   The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2004 are as follows:

------------------------------------------------------------------------------------------------------------------------------------
             EXPECTED YEAR     SPOT DEFERRED        AVERAGE       CALL OPTIONS        AVERAGE            PUT OPTIONS       AVERAGE
              OF DELIVERY      OUNCES  HEDGED        PRICE        SOLD (OUNCES)      STRIKE PRICE     BOUGHT (OUNCES)   STRIKE PRICE
------------------------------------------------------------------------------------------------------------------------------------
2004                                   --              --                 --                --               37,500        $ 250
2005                                   --              --                 --                --              150,000        $ 250
2006                                   --              --                 --                --              150,000        $ 250
--------------------------------------------------------------------------------------------------------------------------------
                                       --              --                 --                --              337,500        $ 250
===================================================================================================================================

   At December 31, 2003, the Company had deferred contracts for the sale of 175,000 ounces of gold with a fair value unrealized loss of $24.1 million, however this loss was not recognized on the consolidated financial statements. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million is recognized in earnings in connection with the original maturity dates of the contracts. During the six months ended June 30, 2004 the Company delivered 85,000 ounces into these contracts and financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes the portion of the unrealized loss, as determined on December 31, 2003, relating to contracts with original maturity dates after September 30, 2004 remains deferred on the balance sheet and will only be recognized into earnings in accordance with the original maturity dates of the contracts, as follows:

------------------------------------------------------------------------------
QUARTERLY RECOGNITION OF DEFERRED LOSSES            OUNCES     ($ MILLIONS)
------------------------------------------------------------------------------

Q4 2004                                             22,500           3.0
Q1 2005                                             12,500           1.6
Q2 2005                                             25,000           3.1
------------------------------------------------------------------------------
                                                    60,000    $      7.7
==============================================================================


   Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In addition, the Company did not seek hedge accounting for its silver spot deferred contracts or gold put options and Canadian dollar forward contracts acquired in the business combination with TVX Gold Inc. and Echo Bay Mines Ltd. Changes in the fair value of financial instruments are recognized currently in earnings. The mark-to-market adjustment decreased the liability on the Company's call options sold, silver spot deferred contracts and gold put options by $3.2 million for the nine months ended September 30, 2004 and $0.3 million for the nine months ended September 30, 2003.

   At September 30, 2004, the Company's consolidated foreign currency program consists of:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      UNREALIZED
                                 MATURITY PERIOD                    AVERAGE PRICE                                          GAIN
                                 (TO THE YEAR)      QUANTITY          (C$/USD)     FAIR VALUE      DEFERRED GAIN      RECOGNIZED
------------------------------------------------------------------------------------------------------------------------------------
                                                 (millions of USD)                                (millions of USD)
Fixed forward contracts (CDN$)         2004         $  5.0              1.4004      $ 0.5              $  --               $ 0.5
                                       2005           10.0              1.4322        1.3                0.9                 0.4
------------------------------------------------------------------------------------------------------------------------------------
                                                    $ 15.0              1.4216      $ 1.8              $ 0.9               $ 0.9
====================================================================================================================================

   The Company uses these fixed forward contracts to partially hedge its Canadian dollar denominated mine operating costs and general and administrative costs. At December 31, 2003, the Company had fixed forward contracts to sell U.S. dollars and buy Canadian dollars of CDN$28.4 million at an average exchange rate of 1.4221. The unrealized gain at December 31, 2003 was $1.8 million. Beginning January 1, 2004, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. The unrealized gain of $1.8 million is recognized in earnings in connection with the original maturity dates of the contracts. During the nine months ended September 30, 2004, the Company recognized into earnings $0.9 million of the deferred gain. The remaining deferred gain will be recognized into earnings during the first half of 2005 ($0.9 million). Gains from the strengthening of the Canadian dollar against the U.S. dollar since January 1, 2004 have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses in the period incurred.

   At September 30, 2004, based on an exchange rate of 1.2639, the fair value of the fixed forward contracts was $1.8 million.

6. INVENTORIES

--------------------------------------------------------------------------------
                                                  SEPTEMBER 30,    DECEMBER 31,
                                                      2004             2003
-------------------------------------------------------------------------------

In-process                                       $   18.7         $   15.5
Finished metal                                       19.4             15.4
Ore in stockpiles                                    14.8             15.3
Ore on leach pads                                     8.9              8.3
Materials and supplies                               71.4             62.5
-------------------------------------------------------------------------------
                                                    133.2            117.0
Long-term portion of ore in stockpiles (a)          (14.8)            (7.8)
-------------------------------------------------------------------------------
                                                 $  118.4         $  109.2
===============================================================================


(a) Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in Deferred charges and other long-term assets on the Consolidated balance sheets.

   The most significant amounts of ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain, La Coipa and the Porcupine Joint Venture.

   Ore on leach pads relates entirely to the Company's 50% owned Round Mountain mine.

   Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2008. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

7. GOODWILL

   The goodwill allocated to the Company's reporting units now included in the respective operating segment assets is shown in the table below:

                                                  2003                                                       2004
-----------------------------------------------------------------------------------------------------------------------------------
                            Dec 31, 2002   Additions (a)    Impairment   Dec 31, 2003    Additions    Impairment    Sept 30, 2004
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING SEGMENTS
  Fort Knox                   $ --          $     --        $     --       $     --        $  --          $  --         $     --
  Kubaka                        --                --              --             --           --             --               --
  Round Mountain                --             173.7           (87.2)          86.5           --             --             86.5
  La Coipa                      --             137.3           (65.9)          71.4           --             --             71.4
  Crixas                        --              80.5           (42.5)          38.0           --             --             38.0
  Paracatu                      --             164.9           (99.4)          65.5           --             --             65.5
  Musselwhite                   --              84.9           (53.9)          31.0           --             --             31.0
  Porcupine Joint Venture       --                --              --             --           --             --               --
  Other operations              --              95.4           (45.5)          49.9           --             --             49.9
CORPORATE AND OTHER             --                --              --             --           --             --               --
-----------------------------------------------------------------------------------------------------------------------------------
                              $ --          $  736.7        $ (394.4)      $  342.3        $  --          $  --         $  342.3
===================================================================================================================================


(a) Resulting from the acquisitions of TVX and Echo Bay.

   During the nine months ended September 30, 2004, no goodwill impairment charges were recorded.

8. LONG-TERM INVESTMENTS

   On February 10, 2004, the Company entered into a transaction with Wolfden Resources Inc. to sell its interests in the Ulu gold property in exchange for
   2.0 million common shares of Wolfden Resources Inc. valued at $7.7 million and 1.0 million common share warrants each to acquire one common share at an exercise price of $5.80 valued at $1.1 million exercisable for 18 months from the transaction date. In addition, the Company also received $2.0 million in cash consideration. There was no gain or loss on sale as result of the disposal.

   On January 8, 2004, the Company purchased an approximate 10.2% interest in Anatolia Minerals Development Limited. As a result, the Company received 4.0 million common shares of Anatolia Minerals Development Limited valued at $5.4 million.

   During the nine months ended September 30, 2004, the Company acquired an approximately 13.1% interest in Cumberland Resources Ltd., which was valued at $10.5 million.

9. OTHER INCOME - NET

---------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED        NINE MONTHS ENDED
                                                         SEPTEMBER 30,             SEPTEMBER 30,
                                                    -----------------------------------------------
                                                     2004         2003          2004         2003
---------------------------------------------------------------------------------------------------
Interest income and other                           $  1.6       $  2.3       $  5.3       $  5.1
Interest expense                                      (0.8)        (0.6)        (1.9)        (3.1)
Foreign exchange (losses) gains                       (7.6)         3.6         (2.6)       (21.1)
Non-hedge derivative gains (losses)                   (0.1)        (0.9)         3.2          0.3
Loss on redemption of convertible debentures            --         (1.1)          --         (1.1)
---------------------------------------------------------------------------------------------------
                                                    $ (6.9)      $  3.3       $  4.0       $(19.9)
===================================================================================================


10. SEGMENTED INFORMATION

   The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. Segments are operations reviewed by the Chief Operating Decision Maker (Chief Executive Officer). Reportable segments are identified based on quantitative thresholds, which are those operations whose revenues, earnings
   (loss) or assets are greater than 10% of the total consolidated revenues, earnings (loss) or assets of all the reportable segments. In addition, the Company considers qualitative factors, such as which operations are considered to be significant by the Chief Operating Decision Maker. Less significant properties that are either producing or in development prior to commercial production are classified as other operations. Operations under care and maintenance or shutdown (properties in the reclamation phase), less significant non-mining operations and other operations not meeting these thresholds are included in corporate and other.

   The following tables set forth information by segment for the following periods:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          SEGMENT
                                                MINING    COST OF                                                         EARNINGS
                                               REVENUE    SALES (b) ACCRETION  DD&A (c)   EXPLORATION IMPAIRMENT OTHER (d) (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
For the three months ended September 30, 2004 (a):
OPERATING SEGMENTS
  Fort Knox                                     $   37.2  $   22.4  $   0.3     $   7.8      $  0.2    $  --   $   --   $   6.5
  Kubaka (e)                                         9.7       7.7      0.1         1.4          --       --      1.8      (1.3)
  Round Mountain                                    47.9      25.9      0.5        14.9         0.3       --      0.1       6.2
  La Coipa                                          14.2      11.2      0.1         3.6         0.1       --      0.3      (1.1)
  Crixas                                             9.9       3.2      0.1         3.3         0.1       --       --       3.2
  Paracatu                                           9.3       5.1      0.1         2.4          --       --       --       1.7
  Musselwhite                                        8.0       5.6       --         2.9         0.5       --       --      (1.0)
  Porcupine Joint Venture                           19.1      10.8      0.2         5.3         0.7       --      0.2       1.9
  Other operations                                  23.1      15.5      0.4         3.6         1.0       --      0.5       2.1
CORPORATE AND OTHER (f)                             (3.8)      0.4      0.4         0.3         2.8       --      6.0     (13.7)
-----------------------------------------------------------------------------------------------------------------------------------
                                                $  174.6  $  107.8  $   2.2     $  45.5      $  5.7    $  --   $  8.9   $   4.5
===================================================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          SEGMENT
                                                MINING    COST OF                                                         EARNINGS
                                               REVENUE    SALES (b) ACCRETION  DD&A (c)   EXPLORATION IMPAIRMENT OTHER (d) (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
For the three months ended September 30, 2003 (a):
OPERATING SEGMENTS
  Fort Knox                                     $   37.0  $   24.4  $    0.4    $   8.6      $  0.7    $  --   $   --   $   2.9
  Kubaka (e)                                        15.6       8.4       0.1        4.7         0.3       --      0.1       2.0
  Round Mountain                                    34.5      19.5       0.5       11.2         0.6       --       --       2.7
  La Coipa                                          11.2       7.8       0.1        3.6         0.3       --       --      (0.6)
  Crixas                                             8.0       2.1       0.1        3.4         0.1       --       --       2.3
  Paracatu                                           8.7       5.0       0.2        2.5        (0.3)      --      0.9       0.4
  Musselwhite                                        7.6       4.8       0.1        3.2         0.5       --      0.2      (1.2)
  Porcupine Joint Venture                           22.5      12.7       0.1        7.8         0.5       --      1.1       0.3
  Other operations                                  10.6       8.9       0.2        1.6         0.8      4.4      7.2     (12.5)
CORPORATE AND OTHER (f)                             (1.9)      0.7       0.5       (0.6)        1.9       --      4.3      (8.7)
-----------------------------------------------------------------------------------------------------------------------------------
                                               $   153.8  $   94.3   $   2.3     $ 46.0      $  5.4    $ 4.4   $ 13.8   $ (12.4)
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          SEGMENT
                                                MINING    COST OF                                                         EARNINGS
                                               REVENUE    SALES (b) ACCRETION  DD&A (c)   EXPLORATION IMPAIRMENT OTHER (d) (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
For the nine months ended September 30, 2004 (a):
OPERATING SEGMENTS
  Fort Knox                                      $ 100.2  $  64.2    $ 1.0       $  21.4     $  0.3    $  --   $   --    $ 13.3
  Kubaka (e)                                        38.2     25.4      0.3           5.2        0.1       --       2.2      5.0
  Round Mountain                                   121.5     64.5      1.4          37.0        0.5       --        --     18.1
  La Coipa                                          44.1     29.7      0.2          12.9        0.2       --       0.4      0.7
  Crixas                                            28.1      8.9      0.1           9.5        0.2       --        --      9.4
  Paracatu                                          28.4     14.7      0.4           7.1         --       --        --      6.2
  Musselwhite                                       24.0     16.2      0.1           9.1        1.6       --        --     (3.0)
  Porcupine Joint Venture                           59.4     34.1      0.5          16.4        2.5       --       0.2      5.7
  Other operations                                  53.8     39.4      1.4           8.3        2.3       --       3.8     (1.4)
CORPORATE AND OTHER (f)                            (10.1)     1.1      1.2           0.3        6.9       --      20.9    (40.5)
-----------------------------------------------------------------------------------------------------------------------------------
                                                 $ 487.6  $ 298.2    $ 6.6       $ 127.2     $ 14.6    $  --    $ 27.5   $ 13.5
===================================================================================================================================


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          SEGMENT
                                                MINING    COST OF                                                         EARNINGS
                                               REVENUE    SALES (b) ACCRETION  DD&A (c)   EXPLORATION IMPAIRMENT OTHER (d) (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
For the nine months ended September 30, 2003 (a):
OPERATING SEGMENTS
  Fort Knox                                    $  105.0   $   72.2    $    1.0   $   28.4    $   1.7   $  --    $   --   $   1.7
  Kubaka (e)                                       43.3       22.2          --       12.9        0.9      --       0.5       6.8
  Round Mountain                                   97.8       53.1         1.2       31.4        1.4      --        --      10.7
  La Coipa                                         33.4       25.5         0.2       10.2        0.8      --        --      (3.3)
  Crixas                                           22.3        7.2         0.1        9.0        0.3      --        --       5.7
  Paracatu                                         23.3       13.2         0.4        7.1         --      --       0.9       1.7
  Musselwhite                                      16.0       11.8         0.1        7.9        1.6      --       0.2      (5.6)
  Porcupine Joint Venture                          61.0       37.9         0.4       18.3        1.8      --       2.5       0.1
  Other operations                                 33.6       34.5         1.1        3.0        5.6     4.4       8.2     (23.2)
CORPORATE AND OTHER (f)                            (7.1)       2.0         2.1       (4.2)       4.6      --      20.5     (32.1)
-----------------------------------------------------------------------------------------------------------------------------------
                                               $  428.6   $  279.6    $    6.6   $  124.0    $  18.7   $ 4.4    $ 32.8   $ (37.5)
===================================================================================================================================

(a) See Notes 2 and 3.
(b) Cost of sales excludes accretion, depreciation,  depletion and amortization.
(c) Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.
(d) Other includes other operating costs, general and administrative expenses and (gain) loss on disposal of assets.
(e) Segment information for the nine months ended September 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).
(f) Includes Corporate, shutdown operations and other non-core operations.

    The following table details the segment assets and capital expenditures for the following periods:

                                          SEGMENT ASSETS                        CAPITAL EXPENDITURE
                                 ---------------------------     -----------------------------------------------
                                              As at
                                 ----------------------------       Three months ended        Nine months ended
                                  SEPTEMBER 30,   DECEMBER 31,         SEPTEMBER 30,            SEPTEMBER 30,
                                      2004           2003          2004          2003        2004          2003
-----------------------------------------------------------------------------------------------------------------
Operating segments (a)
  Fort Knox                      $    282.2      $    261.2      $  18.8      $   8.0      $   38.2      $  19.2
  Kubaka (b)                           67.7            73.3          3.7          0.1          13.7          0.6
  Round Mountain                      207.7           241.0          3.2          3.5           6.7          4.7
  La Coipa                            162.3           173.6          0.2          0.1           0.6          0.4
  Crixas                              108.0           109.7          0.7          0.8           2.7          1.8
  Paracatu                            265.8           272.0          1.2          2.2           3.1          3.4
  Musselwhite                         128.3           137.8          1.0          1.0           2.6          1.8
  Porcupine Joint Venture              81.9            83.6          7.5          2.5          14.6          5.8
  Other operations                    149.7           117.4         10.3          3.2          24.3          8.3
CORPORATE AND OTHER (c)               311.6           324.9          0.2          6.0           0.5          6.3
----------------------------------------------------------------------------------------------------------------
TOTAL                            $  1,765.2      $  1,794.5      $  46.8      $  27.4      $  107.0      $  52.3
================================================================================================================

(a) Sees Note 2 and 3.
(b) Segment information for the nine months ended September 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).
(c) Includes Corporate, shutdown operations and other non-core operations.


-----------------------------------------------------------------------------------------------------------------------
                                                 MINING REVENUES                         PROPERTY, PLANT & EQUIPMENT
                                 --------------------------------------------------   -------------------------------
                                      THREE MONTHS ENDED        NINE MONTHS ENDED                  AS AT
                                                                                      -------------------------------
                                        SEPTEMBER 30,              SEPTEMBER 30,        SEPTEMBER 30,    DECEMBER 31,
                                     2004          2003         2004          2003          2004            2003
----------------------------------------------------------------------------------------------------------------------
GEOGRAPHIC INFORMATION (a)
United States                     $   95.6      $   71.5      $  247.9      $  202.8      $  363.9      $    381.9
Canada                                34.8          38.8          98.4         103.5         210.5           218.0
Russia (b)                             9.7          15.6          38.2          43.3          19.1            10.3
Chile                                 15.3          11.2          46.6          33.4         102.5            91.9
Brazil                                19.2          16.7          56.5          45.6         292.5           303.1
Other                                 --            --            --            --             5.2             5.2
------------------------------------------------------------------------------------------------------------------
Total                             $  174.6      $  153.8      $  487.6      $  428.6      $  993.7      $  1,010.4
===================================================================================================================

(a) See Notes 2 and 3.
(b) Segment information for the nine months ended September 30, 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003 and 100% thereafter).

    The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended September 30, 2004 sales to five customers totaled $34.5 million, $34.2 million, $34.0 million, $29.3 million and $25.1 million, respectively. For the three months ended September 30, 2003 sales to four customers totaled $39.0 million, $32.9 million, $27.3 million and $17.5 million, respectively.

    For the nine months ended September 30, 2004 sales to four customers totaled $144.4 million, $85.7 million, $81.9 million and $63.4 million. For the nine months ended September 30, 2003 sales to four customers totaled $97.2 million, $85.3 million, $80.7 million and $32.1 million, respectively.

11. EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share ("EPS") have been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The following table details the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings (loss) per common share for the following periods.

-----------------------------------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                          SEPTEMBER 30,                SEPTEMBER 30,
                                                                    ---------------------------------------------------------
(Number of common shares in millions)                                  2004         2003 (A)       (2004)          2003 (A)
-----------------------------------------------------------------------------------------------------------------------------
Basic weighted average shares outstanding:                            346,213        323,422        346,011        297,352

Weighted average shares dilution adjustments:
  Dilutive stock options (b)                                               61           --              145           --
  Restricted shares                                                       230           --              230           --
----------------------------------------------------------------------------------------------------------------------------
Diluted weighted average shares outstanding                           346,504        323,422        346,386        297,352
============================================================================================================================

Weighted average shares dilution adjustments - exclusions: (c)
  Dilutive stock options                                                 --               81           --           13,348
  Echo Bay warrants (d)                                                  --            1,753           --             --
  Redeemable preferred shares                                           1,058          1,058          1,058          1,058
  Kinam preferred                                                         332            335            332            335
=============================================================================================================================


(a) As a result of the net loss from operations for the three and nine month periods ended September 30, 2003, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.
(b) Dilutive stock options were determined by using the Company's average share price for the period. For the three months and nine months ended September 30, 2004, the average share price used were $5.76, and $6.28 per share, respectively. For the three months and nine months ended September 30, 2003 the average share price used were $6.99, and $6.80 per share, respectively
(c) These adjustments were excluded, as they were anti-dilutive for the three months and nine months ended September 30, 2004 and 2003, respectively.
(d) Echo Bay warrants were exercised during the three months ended December 31, 2003 and are no longer outstanding.

12. LONG-TERM DEBT

    During the three months ended March 31, 2004 the Company fully repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority.

13. COMMITMENTS AND CONTINGENCIES

    GENERAL

    The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

    OTHER LEGAL MATTERS

    Class action

    The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam, and Robert M. Buchan, President and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by the Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgement on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The plaintiffs have filed an amended complaint with the Court in an effort to eliminate the deficiencies in their original complaint. The Company believes the amended complaint is without merit and has filed a motion for judgement on the pleadings seeking dismissal of the securities fraud claims without prejudice. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 10).

    Settlement in Greece

    In January 2003, the Stratoni lead / zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004, the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece.

    The Hellenic Gold Properties litigation

    The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

    Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

    As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group has commenced further litigation due to an alleged breach of the October 14, 1998 judgement in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. By Amended Statement of Claim, served September 13, 2004, the Alpha Group has added Kinross as a defendant and expanded the claim to include a claim for damages for breach of trust and breach of fiduciary duty and a claim for damages in respect of the alleged refusal to accept the exercise of the Alpha Group's alleged right of first refusal. The Alpha Group is seeking damages of $50 million based on these claims. Kinross will defend this claim on the basis that it acted prudently and fairly with respect to its dealings with TVX Hellas S.A., the Greek government, and the Alpha Group. While Kinross believes that it has a good defense to these claims, pleadings and documentary production and discovery have not been completed and, therefore, it is premature for Kinross to express an opinion on its prospects of success. In addition, 1235866 has threatened further litigation for an alleged breach of fiduciary duty. No pleadings have been exchanged with respect to 1235866's threatened action and Kinross cannot reasonably predict the outcome of this threatened litigation and the amount of loss cannot be reasonably estimated.

    No pleadings have been exchanged with respect to these two threatened actions.

    Summa

    In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 10). The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate royalties in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

    In March, 2004, Summa filed a complaint in the District Court of Nevada, The Howard Hughes Corporation v. Echo Bay Management Corporation, et al., Case No. A481813, against Echo Bay, the Subsidiaries, Kinross, Newmont Mining Corporation, and the officers and directors of the various corporate entities, alleging that the Subsidiaries have transferred substantially all of their assets to insiders and close third-parties, rendering them unable to respond to any judgment that Summa may obtain in the underlying litigation. The complaint alleges that the Echo Bay and TVX combination with Kinross and the acquisition of the closed McCoy/Cove mining operations by Newmont in exchange for assumption of the reclamation obligations was the culmination of a scheme to improperly strip the Subsidiaries of their assets. Kinross has not filed an answer to the complaint, and no discovery has taken place. Kinross believes this complaint to be without merit and anticipates vigorously defending the action.

    GENERAL

    The Company is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them or is unable to make a proper determination based on the information available. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

    INCOME TAXES

    The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at September 30, 2004 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

    Russia

    In July, 2003, the Company received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company appealed this notice of reassessment and on January 27, 2004, the Magadan Arbitration court agreed with the Company on three of the four major reassessment items. The impact of this ruling reduced the liability to $3.9 million, which includes interest and penalties. However, on May 14, 2004 the Magadan Appeal Court overturned the Magadan Arbitration court's decision. The Company has launched an appeal with the Federal Cessation court. The Khaborovsk Cessation Court has ruled and upheld the Magadan Appeal Court ruling of May 14, 2004. The Company plans to appeal this ruling with the Supreme Arbitration Court of the Russian Federation. The Company believes that this reassessment will be resolved with no material adverse impact to the Company's financial position, results of operations or cash flows. This reassessment relates to the Kubaka business segment (see Note 10).

    Chile

    On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see Note 10). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. The Company appealed the reassessment and on January 12, 2004, the Chilean IRS upheld the tax auditors position. The Company plans to appeal the reassessment with the Chilean Tax Court. The Company believes this reassessment will be resolved with no material adverse impact on to the Company's financial position, results of operations or cash flows.

    Brazil

    The Company's 50% owned Brazilian mining company, Mineracao Serra Grande S.A. which owns the Crixas mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $9.5 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixas business segment (see Note 10).

14. SUBSEQUENT EVENTS

    SALE OF AQUARIUS

    On December 7, 2005, the Company signed a letter of intent with St Andrew Goldfields Ltd. to sell its interest in the Aquarius project in Timmins, Ontario in consideration for 100 million common shares and 25 million warrants in St Andrew Goldfields Ltd. These warrants are exercisable into 25 million common shares subject to certain terms and conditions upon payment of $0.17 per share. The sale triggered the recognition of an impairment of property, plant and equipment and goodwill of $36.8 million which was recorded during the three months ended September 30, 2005.

    CROWN RESOURCES

    On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

    On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

    Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown will now receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

    As a result of the restatement discussed in Note 2, the Company plans to engage in further discussions with Crown Resources to determine the future process for this transaction.

    ACQUISITION OF REMAINING 51% INTEREST IN RIO PARACATU MINERACAO FROM RIO TINTO PLC.

    On November 9, 2004 the Company announced that it had signed a letter of intent for the purchase of 51% of the Rio Paracatu Mineracao (RPM) gold mine in Brazil from Rio Tinto Plc. ("Rio Tinto"). As a result of this transaction the Company will now own 100% of the property and become the operator. The proposed consideration for Rio Tinto's 51% shareholding in RPM (and its immediate holding companies) is approximately US$260 million payable in cash on completion, with a working capital adjustment which will be determined after the completion based on the working capital position of RPM and its immediate holding companies, the subject of the sale, as at the date of completion. The Company intends to finance the proposed transaction with a combination of cash and debt. The sale is subject to Kinross and Rio Tinto reaching agreement in all terms and entering into a definitive agreement. The transaction is expected to be completed by the end of 2004.

    CONSOLIDATION AND DECONSOLIDATION OF COMMON SHARES

    On November 8, 2004 the Company will hold a special meeting of its shareholders to approve an amendment to its articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis and the immediate deconsolidation (split) of such shares on a 1:100 basis. If approved, the consolidation is scheduled to take place on Sunday November 28, 2004 and the deconsolidation will follow on Monday November 29, 2004 at 12:01 am. As a result, shareholders holding less than 100 pre-consolidation shares will receive a cash payment equal to the weighted average trading price per share on the Toronto stock exchange for the five trading days prior to November 26, 2004. Shareholders holding 100 or more pre-consolidation shares will not be affected by the consolidation/deconsolidation other than to be asked to tender their old share certificates for a new share certificate bearing the new CUSIP number. The effect of this proposal is to provide a large number of shareholders who hold less than 100 shares with cash representing the value of their holdings without cost or commission and to eliminate the high cost being incurred by the Company to maintain these shareholdings.